EXHIBIT 2.1

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

PLX TECHNOLOGY, INC.

NC ACQUISITION SUB, INC.

NETCHIP TECHNOLOGY, INC.

AND

WEI-TI LIU, AS SHAREHOLDERS' AGENT

March 8, 2004

Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

APPENDICES AND SCHEDULES

Appendix 1 - Index of Certain Definitions

Company Disclosure Schedule

Schedule 2.2	-	Company Shareholders
Schedule 2.3	-	Authority
Schedule 2.4	-	Financial Statements
Schedule 2.5	-	Absence of Certain Changes
Schedule 2.6	-	Undisclosed Liabilities
Schedule 2.7	-	Proceedings; Orders
Schedule 2.9	-	Governmental Authorizations
Schedule 2.10	-	Title to Personal Property
Schedule 2.11	-	Intellectual Property
Schedule 2.13		Tax Returns
Schedule 2.14	-	Employee Benefit Plans
Schedule 2.16	-	Employee Matters
Schedule 2.18	-	Insurance
Schedule 2.22	-	Named Shareholders
Schedule 2.28	-	Material Contracts
Schedule 2.30	-	Material Third Party Consents
Schedule 2.31	-	Real Property
Schedule 2.34	-	Bank Accounts

Other Schedules

Schedule 4.2	-	Restrictions on Conduct of Business of Company
Schedule 5.7(a)	-	List of Company Affiliates
Schedule 5.8(a)	-	Holders of Outstanding Company Options
Schedule 5.26	-	Exchange Ratio Spreadsheet

TABLE OF CONTENTS

EXHIBITS

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the "<u>Agreement</u>") is made as of March 8, 2004 (the "<u>Execution Date</u>") by and among PLX Technology, Inc., a Delaware corporation ("<u>Parent</u>"), NC Acquisition Sub, Inc., a California corporation and wholly owned subsidiary of Parent ("<u>Merger Sub</u>"), NetChip Technology, Inc., a California corporation ("<u>Company</u>"), and Wei-Ti Liu in his capacity as the shareholders' agent ("<u>Shareholders' Agent</u>"). Certain terms used in this Agreement are defined in <u>Appendix 1</u>.

RECITALS

A.   The Boards of Directors of Parent, Merger Sub and Company each have determined that the acquisition of Company by Parent through the merger of Merger Sub with and into Company pursuant to the terms and subject to the conditions set forth herein (the "<u>Merger</u>") is in the best interests of their respective companies and stockholders and shareholders.

B.   Merger Sub is a wholly-owned subsidiary of Parent.

C.   Pursuant to the Merger, among other things, each outstanding share of capital stock of Company shall be converted into the consideration set forth herein.

D.   Company and Parent desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

E.   For federal income tax purposes, it is intended that the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and this Agreement shall constitute a plan of reorganization pursuant to Section 368 of the Code, with respect to the Merger.

F.   The parties intend that for financial accounting purposes, the Merger shall be accounted for as a purchase transaction.

G.   As an inducement to Parent to enter into this Agreement, (a) the officers and directors of the Company and certain of the Company Shareholders have concurrently herewith entered into an agreement to vote the shares of Company Capital Stock owned by such Persons to approve the Merger and (b) the Key Shareholders have concurrently herewith entered into the Noncompetition Agreement and the Employment and Noncompetition Agreements, as applicable.

NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

ARTICLE 1

THE MERGER

1.1   The Merger. Subject to and in accordance with the terms and conditions set forth in this Agreement, at the Effective Time, the Merger Sub shall be merged with and into Company, which shall be the surviving corporation (the "Surviving Corporation") in the Merger, and the separate existence of the Merger Sub shall thereupon cease. The name of the Surviving Corporation shall remain "NetChip Technology, Inc." The Merger shall have the effects set forth in the applicable provisions of the CGCL.

1.2   Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place as soon as practicable after the satisfaction or waiver of each of the conditions set forth in Article 6 hereof or at such other time as the parties hereto agree (the "Closing Date"). The Closing shall take place at the offices of Morrison & Foerster, LLP, 755 Page Mill Road, Palo Alto, California, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by duly filing a properly executed Agreement of Merger in the form attached hereto as Exhibit A (the "Agreement of Merger"), together with any required officers' certificates, with the Secretary of State of the State of California, in accordance with the relevant provisions of the CGCL (the time of such filing with the Secretary of State of California being the "Effective Time").

1.3   Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Agreement of Merger and the applicable provisions of the CGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company and the Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and the Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4   Articles of Incorporation; Bylaws.

(a)   At the Effective Time, the Articles of Incorporation of Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by the CGCL and such Articles of Incorporation; provided, that as of the Effective Time, the Company's Articles of Incorporation shall be amended as set forth in Annex A to the Agreement of Merger.

(b)   At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by the CGCL and such Bylaws.

1.5   Directors and Officers. At the Effective Time, the directors of Merger Sub, as in effect immediately prior to the Effective Time, shall be the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. At the Effective Time, the officers of Merger Sub, as in effect immediately prior to the Effective Time, shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

       1.6   <u>Effect on Capital Stock</u>.

       (a)   <u>Conversion of Company Capital Stock</u>. By virtue of the Merger and without any action on the part of Parent, Company, the Merger Sub or the holders of any of Company's securities, at the Effective Time, subject to Section 1.9(c):

       (i)   each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any shares cancelled pursuant to Section 1.6(b) and excluding any Dissenting Shares (as defined in Section 1.6(f) below)) will be cancelled and extinguished and automatically converted into the right to receive, upon surrender of the certificate representing such shares of Company Series A Preferred Stock:

       (A)   that number of shares (or fraction thereof) of Parent Common Stock equal to the Series A Preferred Share Exchange Ratio; and

       (B)   cash in lieu of fractional shares issuable pursuant to Section 1.6(a)(i)(A) in accordance with Section 1.6(e).

       (ii)   each share of Company Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any shares cancelled pursuant to Section 1.6(b) and excluding any Dissenting Shares (as defined in Section 1.6(f) below)) will be cancelled and extinguished and automatically converted into the right to receive, upon surrender of the certificate representing such shares of Company Series B Preferred Stock:

       (A)   that number of shares (or fraction thereof) of Parent Common Stock equal to the Series B Preferred Share Exchange Ratio; and

       (B)   cash in lieu of fractional shares issuable pursuant to Section 1.6(a)(ii)(A) in accordance with Section 1.6(e).

       (iii)   each share of Company Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any shares cancelled pursuant to Section 1.6(b) and excluding any Dissenting Shares (as defined in Section 1.6(f) below)) will be cancelled and extinguished and automatically converted into the right to receive, upon surrender of the certificate representing such shares of Company Series C Preferred Stock:

       (A)   that number of shares (or fraction thereof) of Parent Common Stock equal to the Series C Preferred Share Exchange Ratio; and

       (B)   cash in lieu of fractional shares issuable pursuant to Section 1.6(a)(iii)(A) in accordance with Section 1.6(e).

       (iv)   each share of Company Series D Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any shares cancelled pursuant to

Section 1.6(b) and excluding any Dissenting Shares (as defined in Section 1.6(f) below)) will be cancelled and extinguished and automatically converted into the right to receive, upon surrender of the certificate representing such shares of Company Series D Preferred Stock:

      (A)   that number of shares (or fraction thereof) of Parent Common Stock equal to the Series D Preferred Share Exchange Ratio; and

      (B)   cash in lieu of fractional shares issuable pursuant to Section 1.6(a)(iv)(A) in accordance with Section 1.6(e).

      (v)   each share of Company Series E Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any shares cancelled pursuant to Section 1.6(b) and excluding any Dissenting Shares (as defined in Section 1.6(f) below)) will be cancelled and extinguished and automatically converted into the right to receive, upon surrender of the certificate representing such shares of Company Series E Preferred Stock:

      (A)   that number of shares (or fraction thereof) of Parent Common Stock equal to the Series E Preferred Share Exchange Ratio; and

      (B)   cash in lieu of fractional shares issuable pursuant to Section 1.6(a)(v)(A) in accordance with Section 1.6(e).

      (vi)   each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any shares cancelled pursuant to Section 1.6(b) and excluding any Dissenting Shares (as defined in Section 1.6(f) below)) will be cancelled and extinguished and automatically converted into the right to receive, upon surrender of the certificate representing such shares of Company Common Stock

      (A)   that number of shares (or fraction thereof) of Parent Common Stock equal to the Share Exchange Ratio;

      (B)   cash in lieu of fractional shares issuable pursuant to Section 1.6(a)(vi)(A) in accordance with Section 1.6(e);

      (C)   a right to receive the Earn-Out Share Exchange Ratio; and

      (D)   cash in lieu of fractional shares issuable pursuant to Section 1.6(a)(vi)(C) in accordance with Section 1.6(e).

      (vii)   To the extent that any Company Shareholder holds shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time that are subject to restrictions (with respect to vesting or otherwise) ("Restricted Stock"), the shares of Parent Common Stock issued to such holder in the Merger in exchange for such holder's shares of Restricted Stock shall be subject to the same restrictions, terms and conditions post-Merger.

      (viii)   No adjustment shall be made in the number of shares of Parent Common Stock issued in the Merger as a result of (A) any increase or decrease in the market price of Parent Common Stock prior to the Effective Time, or (B) any cash proceeds received by Company from the date hereof to the Closing Date pursuant to the exercise of currently outstanding Company Options or Company Warrants.

(b)   Cancellation of Company Capital Stock Owned by Company. At the Effective Time, all shares of Company Capital Stock that are owned by Company as treasury stock and each share of Company Capital Stock owned by Parent or any direct or indirect wholly-owned subsidiary of Company or Parent shall be canceled and extinguished without any rights to conversion thereof and no consideration shall be delivered in exchange therefore.

(c)   Company Options and Company Warrants. At the Effective Time, all Company Options then outstanding under the Company's 1996 Flexible Stock Incentive Plan (the "Company Stock Option Plan") shall be converted into Parent Options in accordance with Section 5.8(a). At the Effective Time, all Company Warrants then outstanding shall be cancelled in accordance with their terms.

(d)   Adjustments to Exchange Ratios. The Series A Preferred Share Exchange Ratio, Series B Preferred Share Exchange Ratio, Series C Preferred Share Exchange Ratio, Series D Preferred Share Exchange Ratio, Series E Preferred Share Exchange Ratio, Share Exchange Ratio, and the Earn-Out Share Exchange Ratio shall only be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Capital Stock), reclassification, reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Capital Stock occurring after the date hereof and prior to the Effective Time, so as to provide holders of Company Common Stock and Parent the same economic effect as contemplated by this Agreement prior to such stock split, reverse split, stock dividend, reclassification, reorganization, recapitalization, or other like change.

(e)   Fractional Shares. No fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of shares of Company Capital Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to which such holder is entitled) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Parent Stock Price (or, in the case of Earn-Out Shares, the Earn-Out Stock Price or, in the case of Escrow Shares, the Escrow Stock Price), less any amount required to be withheld under foreign, federal, state or local tax laws.

(f)   Dissenters' Rights. Notwithstanding any provisions of this Agreement to the contrary, any shares of Company Capital Stock held by a holder who has exercised such holder's dissenters' rights in accordance with CGCL and who, as of the Effective Time, has not effectively withdrawn or lost (through the failure to perfect or otherwise) such dissenters' rights ("Dissenting Shares"), shall not be converted into or represent a right to receive the consideration described in Section 1.6(a), but the holder of the Dissenting Shares shall only be entitled to such rights as are granted by CGCL. Notwithstanding the above, if any holder of shares of Company Capital Stock who demands dissenters' rights with respect to such shares shall effectively withdraw or lose such holder's dissenters' rights pursuant to CGCL, then, as of the Effective

Time or the occurrence of such withdrawal or loss event, such holder's shares shall automatically be converted into and represent only the right to receive the consideration described in Section 1.6(a) hereof upon surrender of the applicable certificates as provided herein. Company agrees that, except with the prior written consent of Parent, or as required under CGCL, it will not voluntarily make any payment with respect to, or settle or offer to settle, any purchase demand. Each holder of Dissenting Shares ("Dissenting Shareholder") who, pursuant to the provisions of CGCL, becomes entitled to payment of the fair value for shares of Company Capital Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, Parent shall issue and deliver, upon surrender by such shareholder of the certificate or certificates representing shares of Company Capital Stock, the consideration to which such shareholder would otherwise be entitled under this Section 1.6, and Agreement of Merger, less the consideration allocable to such shareholder that has been deposited in the Escrow Fund pursuant to Section 1.9(c)(iii) and Article 8 hereof. Notwithstanding the foregoing, to the extent that Parent or the Surviving Corporation (i) makes any payment or payments in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement, such amount in excess of amounts payable in accordance with this Agreement or (ii) incurs any other costs or expenses, (including specifically, but without limitation, attorneys' fees, costs and expenses in connection with any action or proceeding or in connection with any investigation) in respect of any Dissenting Shares (excluding payments for such shares payable in accordance with this Agreement or any amounts already covered by the foregoing clause (i)) (together "Dissenting Share Payments"), Parent shall be entitled to recover, subject to the terms of Article 8 hereof, the amount of such Dissenting Share Payments without regard to the Damage Threshold (as defined in Section 8.2 hereof).

(g)   Capital Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each share certificate of Merger Sub evidencing ownership of any such shares of common stock shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

1.7   Purchase Consideration Adjustment. The Total Value of Share Consideration shall be subject to adjustment as follows:

(a)   The Company shall deliver to Parent at least three (3) calendar days prior to the expected Closing Date a statement ("Accounting Statement") setting forth the Company's estimate of the Closing Date Net Assets. The "Closing Date Net Assets" shall mean the remainder, as of the Closing Date, of the Company's current assets less its current liabilities; provided, however, the current liabilities shall only include legal fees in excess of the Legal Fee Cap and provided further, for the avoidance of doubt, the Company's liabilities shall include all unpaid Taxes attributable to the income, business, property, or operations of the Company, or for which the Company may otherwise be liable, for all taxable periods or portions thereof through the Closing Date and with respect to all transactions occurring through Closing Date, whether or not such Taxes are currently due and payable as of the Closing Date. The Closing

Date Net Assets as set forth on the Accounting Statement shall be prepared in accordance with GAAP applied on a basis consistent with the application of GAAP to the preparation of the Company Financial Statements. If the Accounting Statement is acceptable to Parent, the Total Value of Share Consideration shall be increased, dollar for dollar, by the amount by which the Closing Date Net Assets is greater than the Baseline Net Assets and shall be decreased, dollar for dollar, by the amount by which the Closing Date Net Assets is less than such amount. If the Closing Date Net Assets as set forth on the Accounting Statement are not acceptable to Parent, Parent shall deliver to the Company, prior to the Effective Time, a certificate containing a statement that: (i) Parent believes that the actual Closing Date Net Assets of the Company are different than the estimated Closing Date Net Assets as set forth on the Accounting Statement; (ii) a brief description of the facts and circumstances supporting such belief; and (iii) Parent's good faith estimate of the actual Closing Date Net Assets of the Company.

(b)   In the event there is a dispute between Parent and the Company at the Effective Time regarding the Closing Date Net Assets of the Company, such disputed amount shall not be included in any adjustment to the Total Value of Share Consideration at the Closing; provided, however, that the Total Value of Share Consideration shall be adjusted at the Closing to reflect any amount of the Closing Date Net Assets reflected in the Accounting Statement that are not in dispute between Parent and the Company. If Parent determines, in good faith, that the actual Closing Date Net Assets of the Company is less than the estimated Closing Date Net Assets of the Company set forth on the Accounting Statement, to the extent the Company disputes Parent's calculation, such disputed amount shall be placed in the Escrow Fund pending the determination of Closing Date Net Assets as set forth below (the "Escrowed Purchase Price Adjustment").

(c)   If (i) there is a dispute between Parent and the Company regarding the Closing Date Net Assets of the Company, or (ii) Parent, at its option chooses to prepare an Audited Closing Balance Sheet (as defined below), then Parent shall cause the following to be prepared and delivered to Shareholders' Agent (collectively, no later than sixty (60) days following the Closing Date): (A) an audited balance sheet of the Company as of the Closing Date (the "Audited Closing Balance Sheet"), together with an audit report thereon by a nationally-recognized independent accounting firm hired by Parent ("Parent's Accountant"), prepared in accordance with GAAP on a basis consistent with prior periods; and (B) a statement based on such Audited Closing Balance Sheet which sets forth in detail a calculation of the Closing Date Net Assets. Parent shall, and shall cause the Parent's Accountant to, provide Shareholders' Agent any and all work papers used in the preparation of the Audited Closing Balance Sheet. Except as set forth below, the Audited Closing Balance Sheet and the accompanying Closing Date Net Assets calculation shall be deemed to be and shall be final, binding and conclusive on the parties upon the earlier of (the "Final Resolution Date"): (1) Shareholders' Agent delivery of a written notice to Parent of its approval of the Audited Closing Balance Sheet; (2) the failure of Shareholders' Agent to notify Parent in writing of a dispute with the Audited Closing Balance Sheet within fifteen (15) days of the delivery of such documents to Shareholders' Agent; (3) the resolution of all disputes, pursuant to Section 1.7(d), by Parent Accountant and Shareholders' Accountant; and (4) the resolution of all disputes, pursuant to Section 1.7(d), by the Independent Accounting Firm.

(d)   Shareholders' Agent may dispute any amounts reflected on the Audited Closing Balance Sheet by delivery of a written notice to Parent (the "Audited Closing Balance Sheet Dispute Notice"). If Shareholders' Agent delivers an Audited Closing Balance Sheet Dispute Notice to Parent, Parent's Accountant and an accountant designated by Shareholders' Agent ("Shareholders' Accountant") shall attempt to reconcile the parties' differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties. If Parent's Accountant and Shareholders' Accountant are unable to reach a resolution within fifteen (15) days after the delivery of the Audited Closing Balance Sheet Dispute Notice, Parent's Accountant and Shareholders' Accountant shall submit their respective determinations and calculations and the items remaining in dispute for resolution to an independent accounting firm mutually acceptable to Parent and Shareholders' Agent (the "Independent Accounting Firm"). The parties shall cause the Independent Accounting Firm to submit a report to Parent and Shareholders' Agent with a determination regarding the remaining disputed items, within thirty (30) days after submission of the matter, and such report shall be final, binding and conclusive on Parent and Shareholders' Agent. Parent and the Company Shareholders shall be responsible for the fees, costs and expenses of the Independent Accounting Firm in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party as finally determined by the Independent Accounting Firm bears to the total amount of such remaining disputed items. All such fees shall be paid to such Independent Accounting Firm by Parent; provided, however, that the portion of any such payment that is the responsibility of the Company Shareholder shall constitute "Parent Damages" recoverable from the Escrow Fund pursuant to the Escrow Agreement without regard to the Damage Threshold (as defined in Section 8.2 hereof).

(e)   If the actual Closing Date Net Assets determined in accordance with this Section 1.7 is less than the estimated Closing Date Net Assets set forth in the Accounting Statement, Parent shall entitled to withdraw the amount by which the estimated Closing Date Net Assets exceeds the actual Closing Date Net Assets from the Escrow Fund (the "Parent's Shortfall") without regard to the Damage Threshold (as defined in Section 8.2). If the Parent's Shortfall is less than the Escrowed Purchase Price Adjustment, Parent shall cause the Escrow Agent to distribute to the Company Shareholders, within fifteen (15) business days of the Final Resolution Date, the difference between the Escrowed Purchase Price Adjustment and the Parent's Shortfall (it being understood that if the actual Closing Date Net Assets determined in accordance with this Section 1.7 are greater than the estimated Closing Date Net Assets set forth on the Accounting Statement, Parent shall distribute to the Company Shareholders, on a pro rata basis, an additional number of shares of Parent Common Stock having a value equal to such excess amount).

1.8   Earn-Out.

(a)   Earn-Out Payment. In addition to the Total Value of Share Consideration, Surviving Corporation or Parent agrees to pay to the holders of Company Common Stock, if earned, an earned payout amount (the "Earn-Out Payment") equal to the sum of (i) the lesser of (A) 2.27 multiplied by the remainder of (1) Surviving Corporation Gross Profit Margin less (2) $3,000,000 and (B) $5,000,000 (the "First Earn-Out Tranche"), and (ii) the lesser of (A) 2.5

multiplied by the remainder of (1) Surviving Corporation Gross Profit Margin less (2) $5,200,000, and (B) $5,000,000 (the "Second Earn-Out Tranche"), provided however, in no event shall the Second Earn-Out Tranche be earned and paid out if the First Earn-Out Tranche is less than $5,000,000. For the purposes of the Earn-Out Payment calculation pursuant to this Section 1.8, the "Surviving Corporation Gross Profit Margin" shall mean the net revenues of the Company Products less the cost of goods sold of the Company Products as determined in accordance with GAAP, and consistent with Parent's accounting policies and procedures, for the twelve (12) month period commencing on the Closing Date and ending on the one year anniversary of the Closing Date (the **"Earn-Out Period"**). Parent and Surviving Corporation shall operate and manage the business and operations of the Surviving Corporation in good faith with prudent business practices.

(b)   Sale of Business; Change-in-Control of Parent. In the event that, during the Earn-Out Period, Parent sells or disposes of any portion of its business that sells the Company Products (a "Business Sale"), then, for purposes of calculating the Earn-Out Payment set forth in Section 1.8(a) above, the Surviving Corporation Gross Profit Margin shall be based on the actual Surviving Corporation Gross Profit Margin for the period from the Closing Date, through the closing date of the Business Sale, as annualized for a twelve (12) month period, provided, however, such annualization shall only apply to the calculation of the Surviving Corporation Gross Profit Margin and not to any other factor in determining the Earn-Out Payment pursuant to Section 1.8(a). (For example, if the closing date of the Business Sale was four (4) months after the Closing Date, for purposes of the Earn-Out Payment calculation, the Surviving Corporation Gross Profit Margin would be based on the product obtained by multiplying (i) the actual Surviving Corporation Gross Profit Margin from the Closing Date of this Agreement through the closing date of such Business Sale, by (ii) three (3)). In the event of a Change-in-Control of Parent, the Earn-Out Payment would be based on the actual Surviving Corporation Gross Profit Margin for the period from the Closing Date through the date of such Change-in-Control of Parent, as annualized for a twelve (12) month period, provided, however, such annualization shall only apply to the calculation of the Surviving Corporation Gross Profit Margin and not to any other factor in determining the Earn-Out Payment pursuant to Section 1.8(a).

(c)   Date and Form of Earn-Out Payment. A computation of the Surviving Corporation Gross Profit Margin shall be prepared by Parent in the form of a report (the "Earn-Out Report") and delivered to the Shareholders' Agent not less than three (3) weeks following the first anniversary of the Closing Date. Upon the earlier of (i) the failure of Shareholders' Agent to deliver the Earn-Out Payment Disagreement Notice (as defined below) to Parent regarding a dispute with the Earn-Out Payment within three (3) weeks of the delivery of the Earn-Out Report to the Shareholders' Agent, (ii) the resolution of all disputes, pursuant to Section 1.8(d), by Parent and Shareholders' Agent, and (iii) the resolution of all disputes, pursuant to Section 1.8(d), by the Independent Accounting Firm, the Parent shall cause the Earn-Out Payment to be paid in shares of Parent Common Stock valued at the Earn-Out Stock Price (the "Earn-Out Shares"). The Earn-Out Payment shall be based on the internally-generated financial statements of the Surviving Corporation prepared in accordance with GAAP, consistently applied (which have been prepared under the direction of the Parent) for the Earn-Out Period.

(d)   Resolution of Disputes. Shareholders' Agent may dispute the Earn-Out Report by delivery of a written notice to Parent (the "Earn-Out Payment Disagreement Notice") within three (3) week of receiving the Earn-Out Report. If Shareholders' Agent delivers an Earn-Out Payment Disagreement Notice to Parent, Parent and Shareholders' Agent shall attempt to reconcile the parties' differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties. If Parent and Shareholders' Agent are unable to reach a resolution within thirty (30) days after the delivery of the Earn-Out Payment Disagreement Notice, Parent and Shareholders' Agent shall submit their respective determinations and calculations and the items remaining in dispute for resolution to or an Independent Accounting Firm. The parties shall cause the Independent Accounting Firm to submit a report to Parent and Shareholders' Agent with a determination regarding the remaining disputed items, within thirty (30) days after submission of the matter, and such report shall be final, binding and conclusive on Parent and Shareholders' Agent. Parent and the Company Shareholders shall be responsible for the fees, costs and expenses of the Independent Accounting Firm in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party as finally determined by the Independent Accounting Firm bears to the total amount of such remaining disputed items. All such fees shall be paid to such Independent Accounting Firm by Parent; provided, however, that the portion of any such payment that is the responsibility of the Company Shareholders shall constitute "Parent Damages" recoverable from the Escrow Fund pursuant to the Escrow Agreement, without regard to the Damage Threshold (as defined in Section 8.2 hereof).

1.9   Surrender of Certificates.

(a)   Exchange Agent. Parent's transfer agent, EquiServe Trust Company, N.A., shall act as the exchange agent (the "Exchange Agent") in the Merger.

(b)   Parent to Provide Common Stock. As soon as practicable after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article 1, through such reasonable procedures as Parent may adopt, (i) the shares of Parent Common Stock issuable pursuant to Section 1.6(a) (provided that delivery of any shares that are subject to vesting shall be in book entry form only until such vesting restrictions have lapsed) in exchange for shares of Company Capital Stock outstanding immediately prior to the Effective Time, less the Escrow Shares (as defined in Section 1.9(c)(iii)), and (ii) cash in an amount sufficient to permit the payment in lieu of fractional shares pursuant to Section 1.6(e).

(c)   Exchange Procedures.

(i)   As soon as practicable, after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock, whose shares were converted into the right to receive the consideration set forth in Section 1.6(a) above, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as

Parent may reasonably specify), and (B) instructions for use in effecting the surrender of the Certificates in exchange for the right to receive the consideration set forth in Section 1.6(a) (or book entries in the case of shares that have not yet vested, if any) above, less the Escrow Shares.

(ii) Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with (A) such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, (B) a validly executed Holder Representation and Lock-Up Agreement and (C) a validly executed Registration Rights Agreement, the holder of such Certificate shall be entitled to receive in exchange therefor a right to receive (1) the shares of Parent Common Stock to which such holder is entitled to receive pursuant to Section 1.6(a) above (or a book entry in the case of shares that have not yet vested in full, if any) less the Escrow Shares and (2) cash in an amount sufficient to permit the payment in lieu of fractional shares pursuant to Section 1.6(e), and the Certificate so surrendered shall forthwith be cancelled.

(iii) As soon as practicable after the Effective Time, and subject to and in accordance with the provisions of Article 8 hereof, Parent shall withhold on a pro rata basis and cause to be distributed to the Escrow Agent (as defined in Article 8 hereof) a certificate or certificates representing Parent Common Stock (valued at the Parent Stock Price) (the "Escrow Shares") representing an aggregate of $2,000,000 from the Total Value of Share Consideration that is otherwise payable to the Company Shareholders pursuant to Section 1.6(a). The Escrow Shares shall be registered in the name of the Escrow Agent as nominee for each Company Shareholder holding Certificates cancelled pursuant to this Section 1.9. The Escrow Shares shall be vested shares not subject to any repurchase rights. The Escrow Shares shall be held in escrow and shall be available to compensate Parent for certain damages as provided in Article 8. To the extent not used for such purposes, such Escrow Shares shall be released, as provided in Article 8 hereof.

(iv) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue or cause to be issued to such Person in exchange for such lost, stolen or destroyed Certificate, a new certificate into which the shares of such Person's Company Capital Stock are converted at the Effective Time and/or deliver or cause to be delivered to such Person a check in respect of any fractional share interests or dividends or distributions, which such Person shall be entitled to receive pursuant to Section 1.6. When authorizing such issuance in exchange therefor, Parent and/or the Exchange Agent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to give Parent and/or the Exchange Agent a reasonable form of indemnity, as it shall direct, against any claim that may be made against Parent or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

(d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such

Certificate, there shall be paid to the record holder of the Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such shares of Parent Common Stock.

(e)   Transfers of Ownership. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to the Exchange Agent, Parent or any other agent designated by Parent, as applicable, any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of the Exchange Agent, Parent or any other agent designated by Parent, as applicable, that such tax has been paid or is not payable.

(f)   No Liability. Notwithstanding anything to the contrary in this Section 1.9, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)   Dissenting Shares. The provisions of this Section 1.9 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Parent under this Section 1.9 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the consideration to which such holder is entitled pursuant to Section 1.6 hereof.

(h)   No Further Ownership Rights in Company Capital Stock. All shares of Parent Common Stock issued and all cash paid for fractional shares thereof upon the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article 1.

1.10   Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall (a) constitute a "reorganization" within the meaning of Section 368(a) of the Code and (b) qualify for accounting treatment as a purchase transaction. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations, with respect to the Merger.

1.11   Withholding Rights. Parent and the Surviving Corporation shall be entitled to deduct and withhold from the number of shares of Parent Common Stock and cash paid for fractional shares thereof otherwise deliverable under this Agreement, and from any other payments made pursuant to this Agreement, such amounts as Parent and the Surviving Corporation are required to deduct and withhold with respect to such delivery and payment under the Code or any provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the holder of shares of Company Common Stock in respect of which such deduction and withholding was made by Parent and the Surviving Corporation.

1.12   <u>Company Shareholder Loans</u>. In the event that any Company Shareholder has outstanding loans from the Company as of the Effective Time, the amount of consideration payable to such Company Shareholder pursuant to Section 1.6 shall be reduced by an amount equal to the outstanding principal plus accrued interest of such Company Shareholders' loans as of the Effective Time. Such loans shall be satisfied as to the amount by which the consideration is reduced pursuant to this Section 1.12.

1.13   <u>Private Placement; Legends</u>.

(a)   The shares of Parent Common Stock to be issued in the Merger shall be issued in a private placement as "restricted securities" as defined under Rule 144 of the Securities Act and will be subject to the following legend, which legend is subject to approval by the Nasdaq Stock Market:

> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING SUCH SECURITIES, OR (B) A VALID EXEMPTION THEREFROM AND THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT.

Parent agrees that it will not unreasonably require an opinion of counsel for any transfer made pursuant to Rule 144 under the Securities Act. The legend set forth above shall be removed from the certificate representing shares of Parent Common Stock at the request of the holder thereof at such time as they become eligible for resale pursuant to Rule 144(k) under the Securities Act, which request shall be accompanied by the favorable opinion of legal counsel, reasonably satisfactory to Parent, concerning compliance with the conditions of Rule 144(k).

(b)   In addition, Parent may place on the certificates representing shares of Parent Common Stock issued in the Merger other appropriate legends pursuant to applicable law.

1.14   Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company, the officers and directors of Company, Parent and the Surviving Corporation are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in a document of even date herewith and attached to this Agreement and delivered by the Company to Parent prior to the execution and delivery of this Agreement and referring by Section number to the representations and warranties in this Agreement (the "Company Disclosure Schedule"), the Company represents and warrants to Parent as follows:

2.1   Organization, Standing and Power. Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Company has the corporate power to own its properties and to carry on its business as now being conducted and as currently proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Company Material Adverse Effect. Company has delivered to Parent a true and correct copy of its Articles of Incorporation and Bylaws or other charter documents, as applicable, each as amended to date. Company is not in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents. The Company has no subsidiaries, and the Company does not currently own, nor has it ever owned, directly or indirectly, any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person.

2.2   Capital Structure.

(a)   The authorized capital stock of Company consists of Twenty Three Million Five Hundred Thousand (23,500,000) shares of Company Common Stock, no par value, of which Two Million Four Hundred Sixty Three Thousand Nine Hundred Fifty Five (2,463,955) shares are issued and outstanding, Four Million (4,000,000) shares of Company Series A Preferred Stock, no par value, of which Four Million (4,000,000) shares are issued and outstanding, Three Million Three Hundred Five Thousand Five Hundred Fifty-Two (3,305,552) shares of Company Series B Preferred Stock, no par value, of which Three Million Three Hundred Five Thousand Five Hundred Fifty-Two (3,305,552) shares are issued and outstanding, Seven Hundred Thousand (700,000) shares of Company Series C Preferred Stock, no par value, of which Seven Hundred Thousand (700,000) shares are issued and outstanding, Two Million Two Hundred Twenty Two Thousand Two Hundred Twenty-Four (2,222,224) shares of Company Series D Preferred Stock, no par value, of which One Million One Hundred Eleven Thousand One Hundred Twelve (1,111,112) shares are issued and outstanding, and Seven Million Five Hundred Thousand (7,500,000) shares of Company Series E Preferred Stock, no par value, of which Seven Million Sixty Five Thousand (7,065,000) shares are issued and outstanding. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities, other than pursuant to (i) the exercise of One Million Four Hundred Eighteen Thousand (1,418,000) Company Options outstanding as of such date under the Company Stock Option Plan and (ii) the exercise of Company Warrants to purchase an aggregate of One Million One Hundred Eleven Thousand One Hundred Twelve (1,111,112) shares of Company Series D Preferred Stock. Set forth in Schedule 2.2(a) to the Company Disclosure Schedule is a true and correct list of Company's shareholders and any Persons with rights to acquire Company securities, which list will be promptly updated from time to time prior to Closing to reflect any changes thereto (which changes are in any event subject to the restrictions imposed under Section 4.2 below).

(b)   All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances, other than any liens or encumbrances created by or imposed upon the holders thereof, and, except as disclosed in Schedule 2.2(b) to the Company Disclosure Schedule, are not subject to preemptive rights or rights of first refusal created by statute, Company's Articles of Incorporation or Bylaws or any Contract to which Company is a party or by which it is bound. All outstanding shares of Company Capital Stock were issued in compliance with all applicable federal and state securities laws. Company has reserved Three Million (3,000,000) shares of Common Stock for issuance to employees, directors and consultants pursuant to the Company Stock Option Plan, of which One Million Five Hundred Twenty Four Thousand Three Hundred Seventy-Three (1,524,372) shares have been issued pursuant to option exercises or direct stock purchases, One Million Four Hundred Eighteen Thousand (1,418,000) shares are subject to outstanding, unexercised options, and Fifty Seven Thousand Six Hundred Twenty Eight (57,628) shares are available for issuance thereunder. Except for (i) the rights created pursuant to this Agreement and (ii) Company's right to repurchase any unvested shares under the Company Stock Option Plan, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Company is a party or by which it is bound obligating Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Company or obligating Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Except for the agreements contemplated by this Agreement and the Contracts set forth on Schedule 2.2(b) to the Company Disclosure Schedule, there are no outstanding Contracts relating to voting, purchase or sale of Company Capital Stock (i) between or among Company and any of its securityholders and (ii) to Company's Knowledge, between or among any of Company's securityholders.

(c)   The terms of Company Stock Option Plans permit the assumption of Company Options by Parent and the conversion of such options into Parent Options as provided for in this Agreement, without the consent or approval of the holders of Company Options, Company Shareholders, or otherwise, without any acceleration of the exercise schedule or vesting provisions with respect to those options. None of the outstanding Company Options permit any accelerated vesting or exercisability of those options by reason of the Merger or any other transactions contemplated by this Agreement. True and complete copies of all Contracts and instruments relating to or issued under the Company Stock Option Plan or otherwise relating to the issuance of Company Options have been provided to Parent and such Contracts and instruments have not been amended, modified or supplemented, and, except as otherwise expressly contemplated herein, there are no Contracts to amend, modify or supplement such agreements or instruments in any case from the Contracts and instruments provided to Parent.

2.3 <u>Authority</u>.

(a) Company has all requisite corporate power and authority to enter into this Agreement and the other Transaction Agreements to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Agreements to which it is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Company, other than the approval of the Company Shareholders. This Agreement and the other Transaction Agreements to which it is a party have been (or will be as of the Closing) duly executed and delivered by Company and constitutes (or will constitute as of the Closing) the valid and binding obligation of Company enforceable against Company in accordance with its terms.

(b) The execution and delivery of this Agreement by Company does not, and the execution of the Transaction Agreements and the consummation of the Transactions will not, conflict with or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Articles of Incorporation or Bylaws of Company, as amended, or (ii) any material mortgage, indenture, lease, Contract, Order, or Legal Requirements applicable to Company or any of its properties or assets.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is required by or with respect to Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing of the Agreement of Merger, together with the required officers' certificates, as provided in Section 1.2, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country, (iii) such filings as may be required under HSR or other Antitrust Laws, (iv) any filings as may be required under applicable Legal Requirements; and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Company Material Adverse Effect and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement.

2.4 <u>Financial Statements</u>. Company has delivered to Parent its audited financial statements at and for the twelve-month periods ended December 31, 2001, December 31, 2002, and its unaudited financial statements for the twelve month period ended December 31, 2003 and the one month period ended January 31, 2004 (including a balance sheet (the "<u>Company Balance Sheet</u>"), statement of operations, statement of shareholders' equity and statement of cash flows) (collectively, the "<u>Company Financial Statements</u>"), which Company Financial Statements are attached as <u>Schedule 2.4</u>. Except as otherwise disclosed on <u>Schedule 2.4</u>, the Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and with each other. The Company Financial Statements were complete and correct in all material respects as of their respective dates, and fairly present the financial condition and operating results of Company as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments. All reserves established by the Company and set forth in the Company Financial Statements were, with respect to the purposes for which they were established, reasonable when made and represent reasonable reserves for the circumstance for which they were established. Company maintains and will continue to maintain an adequate system of internal controls established and administered in accordance with GAAP. There has been no change in Company's methods of accounting or accounting policies or practices except as described in the notes to the Company Financial Statements.

2.5   Absence of Certain Changes. Since December 31, 2003 (the "Company Balance Sheet Date"), Company has conducted its business in the ordinary course and except as disclosed in Schedule 2.5 of the Company Disclosure Schedule:

(a)   as of the date of this Agreement, there has not been any material adverse change in Company's business, financial condition, assets, liabilities, operations, or financial performance, and no event has occurred that is reasonably likely to have a Company Material Adverse Effect;

(b)   as of the date of this Agreement, except as a result of ordinary wear and tear, there has not been any loss, damage or destruction to, or any interruption in the use of, any of Company's assets (whether or not covered by insurance);

(c)   Company has not (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or (ii) repurchased, redeemed or otherwise reacquired any shares of Company Capital Stock or other securities, except pursuant to Company repurchase rights that arise upon an employee's termination of service with the Company;

(d)   Company has not sold or otherwise issued (or granted any warrants, options or other rights to purchase) any shares of Company Capital Stock or any other securities, except for the granting since December 31, 2003 of Company Options for the purchase of up to Three Hundred Sixty Thousand (360,000) shares of Company Common Stock and the issuance of shares upon exercise of such Company Options;

(e)   Company has not amended its Articles of Incorporation or Bylaws and has not effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(f)   Company has not purchased, leased, licensed or otherwise acquired any asset from any other Person, except in the ordinary course of business;

(g)   Company has not made any capital expenditure in excess of $5,000, individually or in the aggregate;

(h)   Company has not sold, assigned or otherwise transferred, and has not leased or licensed, any asset to any other Person, except for products sold by Company in the ordinary course of business;

(i)   except in the ordinary course of business, Company has not pledged or hypothecated any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance;

(j)   Company has not written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness in the amount, individually or in the aggregate, in excess of $10,000;

(k)   Company has not made any loan or advance to any Person, including Company shareholders, officers, employees and directors;

(l)   Company has not (i) established or adopted any Employee Benefit Plan or increased, terminated, amended or otherwise modified any Employee Benefit Plan or any Company Stock Option Plan, or (ii) paid any bonus or made any profit sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

(m)   except in the ordinary course of business, Company has not entered into, and none of the assets owned or used by Company has become bound by, any material Contract;

(n)   no material Contract by which Company or any of the assets owned or used by Company is or was bound, or under which Company has or had any rights or interest, has been amended or terminated;

(o)   except in the ordinary course of business, there has been no borrowing or agreement to borrow by Company or change in the contingent obligations of Company by way of guaranty, endorsement, indemnity, warranty or otherwise or grant of a mortgage or security interest in any property of Company, and Company has not otherwise incurred, assumed or otherwise become subject to any Liability in excess of $10,000, individually or in the aggregate, other than accounts payable (of the type required to be reflected as current liabilities in the "liabilities" column of a balance sheet prepared in accordance with GAAP) incurred by Company in the ordinary course of business;

(p)   Company has not discharged any Encumbrance or discharged, paid or forgiven any indebtedness or other Liability in excess of $10,000, individually or in the aggregate, except for accounts payable that (i) are reflected as current liabilities in the "liabilities" column of the Company Balance Sheet, and (ii) have been discharged or paid in the ordinary course of business;

(q)   Company has not released or waived any material right or claim;

(r)   Company has not changed any of its methods of accounting or accounting practices in any respect;

(s)   Company has not entered into any transaction or taken any other action outside the ordinary course of business, except for the Transactions; and

(t)   Company has not agreed, committed or offered (in writing or otherwise) to take any of the actions referred to in clauses (c) through (s) above, except as described in, and pursuant to, the terms of this Agreement.

2.6   Absence of Undisclosed Liabilities. Company has no Liabilities of any nature other than (a) those set forth or adequately provided for in the Company Balance Sheet, (b) those incurred in the ordinary course of business and not required to be set forth in the Company Balance Sheet under GAAP, (c) those set forth in the Accounting Statement; (d) those incurred in connection with the execution of this Agreement, and (e) those disclosed on Schedule 2.6.

2.7   Proceedings; Orders.

(a)   Except as set forth in Schedule 2.7 of the Company Disclosure Schedule, there are no Orders or Proceedings pending, or, to the Knowledge of Company, threatened against Company or any of its properties or officers or directors (in their capacities as such). There is no Proceeding or Order against Company, or, to the Knowledge of Company, any of its directors or officers (in their capacities as such), that could reasonably be expected to, have a Company Material Adverse Effect. Schedule 2.7 of the Company Disclosure Schedule also lists all Proceedings that Company has pending against other parties.

(b)   To Company's Knowledge, there are no claims, demands, Damages, causes of action, or Proceedings, fixed or contingent, matured or unmatured, of whatever nature, character, type or description that have been or in the future might be asserted by holders of Company Capital Stock, Company Options, Company Warrants, or other holders of other rights or interests in Company Capital Stock (or by any other Person as successor to such holders) against Company or against Parent or Merger Sub, or any of their respective predecessors, successors or assigns, any past or present, direct or indirect, partner, subsidiary, or affiliated Entity, or any past or present employee, agent, representative, attorney, officer, director or shareholder of any of them acting in its capacity as such an employee, agent, representative, attorney, officer, director or shareholder, arising out of facts or circumstances occurring at any time prior to the date hereof and relating to such Person's ownership of Company Capital Stock or any rights or options (including warrants) to acquire Company Capital Stock (either beneficially or of record), whether based on tort, contract (express or implied), or any federal, state or local law, statute or regulation, at law or in equity, or any act or omission on the part of such parties, other than any matters relating to Dissenting Shares.

2.8   Restrictions on Business Activities. Company is not a party to, nor does Company have any Knowledge of, any Contract, Order or Proceeding binding upon Company which has or could reasonably be expected to have the effect of prohibiting or materially impairing any current or currently anticipated future business practice of Company, any acquisition of property by Company or the conduct of business by Company as currently conducted or as currently proposed to be conducted by Company.

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2.9   Governmental Authorization. Company has obtained each Governmental Authorization (a) pursuant to which Company currently operates or holds any interest in any of its properties; (b) that is required for the operation of Company's business or the holding of any such interest; or (c) to be held by any of Company's employees and that relates to or is reasonably necessary in connection with Company's business, except where the failure to obtain or have any such Governmental Authorizations could not reasonably be expected to have a Company Material Adverse Effect. Each of the above Governmental Authorizations is listed on Schedule 2.9 of the Company Disclosure Schedule. Company has delivered to Parent accurate and complete copies of all such Governmental Authorizations, including all renewals thereof and all amendments thereto. To the Knowledge of Company, each Governmental Authorization identified or required to be identified in Schedule 2.9 of the Company Disclosure Schedule is valid and in full force and effect.

2.10   Title to Personal Property.

(a)   Company has good and marketable title to all of its personal properties, interests in personal properties and assets reflected in the Company Balance Sheet or acquired after the Company Balance Sheet Date, which assets are listed on Schedule 2.10(a) (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests, free and clear of all Encumbrances of any kind or character, except (i) a lien for current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, and (iii) liens securing debt which are reflected on the Company Balance Sheet.

(b)   The plants, property and equipment of Company that are used in the operations of its business are in good operating condition and repair, subject to normal wear and tear. All personal properties used in the operations of Company are reflected in the Company Balance Sheet to the extent GAAP requires the same to be reflected. Schedule 2.10(b) of the Company Disclosure Schedule lists all Contracts pursuant to which Company leases personal property and, to the Company's Knowledge, all leases pursuant to which Company leases personal property are in good standing and are valid and binding obligations of Company and, except as identified in Schedule 2.10(b) of Company Disclosure Schedule, to the Knowledge of Company, there exists no default thereunder or occurrence or condition that could result in a default thereunder or termination thereof.

2.11   Intellectual Property.

(a)   Company owns (free and clear of all Encumbrances), licenses or has valid and marketable title in and rights to all Company Intellectual Property that is used, proposed to be used, or necessary for the conduct of the business of Company as currently conducted or as proposed to be conducted by Company. Company has not (i) licensed any of its Intellectual Property in source code form to any party, (ii) entered into any exclusive agreements relating to its Intellectual Property with any party, or (iii) entered into any source code escrow agreements.

The source code and system documentation relating to any software included in the Company Intellectual Property have at all times been maintained in confidence and have been disclosed only to employees and consultants having a "need to know" of the contents thereof in connection with their duties to Company. Such employees and consultants have executed appropriate confidentiality agreements in connection therewith.

(b)   Schedule 2.11(b) lists (i) all patents and patent applications and all registered and unregistered trademarks, trade names and service marks, registered and unregistered copyrights, and maskworks, included in the Company Intellectual Property, including the jurisdictions in which each such Company Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all licenses, sublicenses and other agreements as to which Company is a party and pursuant to which any Person is authorized to use any Intellectual Property, and (iii) all licenses, sublicenses and other agreements as to which Company is a party and pursuant to which Company is authorized to use any third party Intellectual Property, other than end-user licenses entered into in the ordinary course of business relating to off-the-shelf "shrink-wrap" software or other software commercially available on reasonable terms to any person with a purchase price per copy of less than $5,000 ("Third Party Intellectual Property Rights").

(c)   There is no, nor has there been any, unauthorized use, disclosure, infringement or misappropriation of any Company Intellectual Property rights, or any Third Party Intellectual Property Rights, by any third party, including any employee or former employee of Company. Company has not entered into any agreement to indemnify any other Person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders or license agreements arising in the ordinary course of business, containing such terms as are typical for the business, services and products of Company.

(d)   Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement to which it is a party relating to the Company Intellectual Property or Third Party Intellectual Property Rights.

(e)   All patents and registered trademarks, service marks and copyrights held by Company are valid and subsisting. Company is not infringing and has not at any time infringed (either through the conduct of its business or by the manufacturing, marketing, licensing, use or sale of its products and services) any license, patent, copyright, service mark, trademark, trade name, trade secret or other Intellectual Property or proprietary rights of any other Person or third party. Company has not received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement of any Intellectual Property or other proprietary right owned or licensed to any other Person or third party. Company has not been sued or, to its Knowledge, threatened to be sued in any Proceeding that involves a claim of infringement or violation of any Intellectual Property or other proprietary right of any third party. Company has not brought any Proceeding for infringement of Company Intellectual Property or breach of any license or agreement involving Company Intellectual Property against any third party.

(f)   Company has secured valid written assignments from all consultants and employees who contributed to the creation or development of Company Intellectual Property of the rights to such contributions that Company does not already own by operation of law.

(g)   Company has taken necessary and appropriate steps to protect and preserve the confidentiality of all Company Intellectual Property not otherwise protected by patents, patent applications or copyrights that Company intends to maintain as a trade secret ("Confidential Information"). All use, disclosure or appropriation of Confidential Information owned by Company by or to a third party has been pursuant to the terms of a written agreement between Company and such third party. All use, disclosure or appropriation of Confidential Information not owned by Company has been pursuant to the terms of a written agreement between Company and the owner of such Confidential Information, or is otherwise lawful.

(h)   Except as set forth on Schedule 2.11(h) of the Disclosure Schedule, there are no actions that must be taken by Company within sixty (60) days of the Closing Date that, if not taken, will result in the loss of any Company Intellectual Property, including the payment of any application, registration, issuance, maintenance or renewal fees or the filing of any responses to the United States Patent and Trademark Office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Company Intellectual Property.

2.12   Environmental Matters.

(a)   Company represents and warrants as follows: (i) no methylene chloride or asbestos is contained in or has been used at or released from the Facilities, (ii) all Hazardous Materials and wastes have been disposed of in accordance with all Environmental and Safety Laws, (iii) Company has received no notice (verbal or written) of any Company noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws, (iv) no notices, administrative actions or suits are pending or threatened against the Company relating to a violation of any Environmental and Safety Laws, (v) Company is not a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), or state analog statute, arising out of events occurring prior to the Closing Date, (vi) there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from the Facilities or Property, (vii) there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under the Property, including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells, (viii) there are no polychlorinated biphenyls (PCBs) deposited, stored, disposed of or located on the Property or Facilities or any equipment on the Property containing PCBs at levels in excess of fifty (50) parts per million, (ix) there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities, (x) the Facilities and Company's uses and activities therein have at all times complied with all Environmental and Safety Laws, and (xi) Company has all the permits and licenses required to be issued under Federal, State or local laws regarding Environmental and Safety Laws and is in full compliance with the terms and conditions of those permits.

(b)   There have been no environmental audits or assessments or occupational heath studies undertaken by or on behalf of Company or by any Governmental Body with respect to Company or its business, assets, employees, Property or Facilities.

2.13   Taxes.

(a)   Company has timely filed all Tax Returns that it was required to file, and such Tax Returns are true, correct and complete in all respects. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Company with respect to any period ending prior to the date of this Agreement, whether or not shown due or reportable on such Tax Returns, other than Taxes for which adequate accruals have been provided in the Company Balance Sheet for the period ended January 31, 2004. The Company Balance Sheet for the period ended January 31, 2004 reflects adequate accruals in accordance with GAAP for all unpaid Taxes of Company through January 31, 2004, and the amounts set forth thereon as deferred Tax assets and/or deferred Tax liabilities have been determined in accordance with GAAP. The Accounting Statement shall reflect adequate accruals in accordance with GAAP for all unpaid Taxes of Company through the Closing Date, and the amounts set forth thereon as deferred Tax assets and/or deferred Tax liabilities will have been determined in accordance with GAAP. Company does not have, and at the Closing Date will not have, any liability for unpaid Taxes accruing after January 31, 2004 except for Taxes incurred in the ordinary course of business for which adequate reserves have been established. Company has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid owing to any employee, creditor, independent contractor, or other third party. There are no liens for Taxes on the properties of Company, other than liens for Taxes not yet due and payable.

(b)   Schedule 2.13(b) lists all federal, state income or franchise Tax Returns filed by Company for all taxable periods since its inception, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are subject of audit. Company has delivered or made available to Parent correct and complete copies of all Tax Returns filed, examination reports, and statements of deficiencies assessed or agreed to by Company since its inception. Company has never been a member of an affiliated group filing consolidated returns nor is Company liable for the Taxes of any other person either as a transferee or successor of such person or pursuant to any contract. Company has not waived any statute of limitations in respect of any Tax or agreed to an extension of time with respect to any Tax assessment or deficiency.

(c)   Company's Tax Returns have never been audited by a Governmental Body, nor is any such audit in process, pending or threatened (in writing or, to the Knowledge of the Company, orally). No deficiencies exist or have been asserted (in writing, or, to the Knowledge of the Company, orally) with respect to Taxes of the Company, and Company has not received notice (in writing or, to the Knowledge of the Company, orally) that it has not filed a Tax Return or paid Taxes required to be filed or paid by it. Company is neither a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened (in writing, or, to the Knowledge of the Company, orally) against the Company or any of its assets. Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Code Section 6662. Company has not participated in a "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (determined without regard to whether such transaction is a "reportable transaction" under such regulation).

(d) Company is not (nor has it ever been) a party to or bound by any tax indemnity agreement, tax sharing agreement or similar contract. Company is not (nor has it ever been) a party to any joint venture, partnership, or other arrangement or contract (either in writing or orally, formally or informally), which could be treated as a partnership or "disregarded entity" for United States federal income tax purposes.

(e) Company is not obligated under any agreement, contract or arrangement that may result in the payment of any amount that would not be deductible by reason of Section 280G, Section 162(m) or Section 404 of the Code.

(f) Company is not a party to any safe harbor lease within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982. Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Company has not been the "distributing corporation" (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the 3-year period ending as of the date of this Agreement. Company has not participated in an international boycott as defined in Code Section 999. Company has not agreed, nor is it required to make, any adjustment under Code Section 481(a) by reason of a change in accounting method. Company does not have a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country. Company is in compliance with the terms and conditions of any applicable Tax exemptions, Tax agreements or Tax orders of any government to which it may be subject or which it may have claimed, and the transactions contemplated by this Agreement will not have any adverse effect on such compliance. All Company Options designated as incentive stock options qualify as incentive stock options pursuant to Section 422 of the Code.

(g) Notwithstanding anything to the contrary in this Agreement or in any other written or oral understanding or agreement to which the parties hereto are parties or by which they are bound, each party to this Agreement has been and is permitted to disclose the tax treatment and tax structure of the Merger effective no later than the earlier of the date of the public announcement of discussions relating to the Merger, the date of the public announcement of the Merger, or the date of the execution of this Agreement (with or without conditions) to enter into the Merger. This permission to disclose includes the ability of each party to this Agreement to consult, without limitation of any kind, any tax advisor (including a tax advisor independent from all other entities involved in the Merger) regarding the tax treatment or tax structure of the Merger. The parties to this Agreement acknowledge that this written authorization does not constitute a waiver by any party of any privilege held by such party pursuant to the attorney-client privilege or the confidentiality privilege of Internal Revenue Code Section 7525(a).

2.14   Employee Benefit Plans.

(a)   Schedule 2.14(a) lists (i) all Company Employee Plans, (ii) all employment agreements, including, but not limited to, any individual benefit arrangement, policy or practice with respect to any current or former employee or director of Company or a Member of the Controlled Group, and (iii) all other employee benefit, bonus or other incentive compensation, stock option, stock purchase, stock appreciation, severance pay, lay-off or reduction in force, change in control, sick pay, vacation pay, salary continuation, retainer, leave of absence, educational assistance, service award, employee discount, fringe benefit plans, arrangements, policies or practices, whether legally binding or not, which Company or any Member of the Controlled Group maintains, to which any of them contributes, or for which any of them has any obligation or liability (collectively, the "Company Employee Plans").

(b)   None of the Company Employee Plans is a Pension Plan, and neither Company nor any Member of the Controlled Group has ever sponsored, maintained or contributed to, or ever been obligated to contribute to, a Pension Plan.

(c)   None of the Company Employee Plans is a Multiemployer Plan, and neither Company nor any Member of the Controlled Group has ever contributed to, or ever been obligated to contribute to, a Multiemployer Plan.

(d)   Company does not maintain or contribute to any plan that provides health benefits to an employee after the employee's termination of employment or retirement except as required under Section 4980B of the Code and Sections 601 through 608 of ERISA or applicable state or local law.

(e)   Each Company Employee Plan which is an Employee Benefit Plan complies by its terms and in operation with the requirements provided by any and all statutes, orders or governmental rules and regulations currently in effect and applicable to the Company Employee Plan, including but not limited to ERISA and the Code.

(f)   All reports, forms and other documents required to be filed with any government entity or furnished to employees, former employees or beneficiaries with respect to any Company Employee Plan (including without limitation, summary plan descriptions, Forms 5500 and summary annual reports) have been timely filed and furnished and are accurate.

(g)   Each of the Company Employee Plans that is intended to qualify under Section 401(a) of the Code has been timely amended to incorporate the applicable provisions of the Uruguay Round Agreements Act of 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayers' Relief Act of 1997, the IRS Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 and is the subject of a favorable determination letter issued by the Internal Revenue Service after January 1, 1997 approving such plans as so amended. Each trust maintained pursuant to any such Company Employee Plan has been determined by the Internal Revenue Service to be exempt from taxation under Section 501 of the Code. Nothing has occurred since the date of the Internal Revenue Service's favorable determination letter that could adversely affect the qualification of the Company Employee Plan and its related trust. Company and each Member of the Controlled Group have timely amended and operated each of the Company Employee Plans to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 and subsequent legislation enacted through the date hereof, and Section 501 of the Code.

(h)	All contributions for all periods ending prior to the Closing Date (including periods from the first day of the current plan year to the Closing Date) have been timely made prior to the Closing Date by Company.

(i)	All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the applicable Company Employee Plans for plan years ending on or before the Closing Date.

(j)	With respect to each Company Employee Plan:

(i)	no prohibited transactions (as defined in Section 406 or 407 of ERISA or Section 4975 of the Code) have occurred for which a statutory exemption is not available;

(ii)	no action or claims (other than routine claims for benefits made in the ordinary course of Company Employee Plan administration for which Company Employee Plan administrative review procedures have not been exhausted) are pending, threatened or imminent against or with respect to the Company Employee Plan, any employer who is participating (or who has participated) in any Company Employee Plan or any fiduciary (as defined in Section 3(21) of ERISA), of the Company Employee Plan;

(iii)	Company has no Knowledge of any facts that could give rise to any such action or claim;

(iv)	it provides that it may be amended or terminated at any time and, except for benefits protected under Section 411(d) of the Code, all benefits payable to current, terminated employees or any beneficiary may be amended or terminated by Company at any time without liability (other than ordinary administrative expenses);

(v)	except as indicated on Schedule 2.14(j), no more than twenty (20%) of the assets of any Company Employee Plan are currently invested in or, within the preceding six (6) years, have been invested in a single security, debt, mortgage, parcel of real estate, partnership or joint venture; and

(vi)	except as indicated in Schedule 2.14(j), no Company Employee Plan or related trust has been terminated within the current or preceding six (6) years.

(k)	Neither Company nor any Member of the Controlled Group has any liability or is threatened with any liability (whether joint or several) (i) for any excise tax imposed by Sections 4971, 4975, 4976, 4977 or 4979 of the Code, or (ii) to a fine under Section 502 of ERISA.

(l)   All of the Company Employee Plans, to the extent applicable, are in compliance with the continuation of group health coverage provisions contained in Section 4980B of the Code and Sections 601 through 608 of ERISA, the requirements of the Family Medical Leave Act of 1993, as amended, the requirements of the Health Insurance Portability and Accountability Act of 1996 (including the regulations set forth in Parts 160, 162, and 164 of Title 45 of the Code of Federal Regulations), the requirements of the Women's Health and Cancer Rights Act of 1998, the requirements of the Newborns' and Mothers' Health Protection Act of 1996, and any amendment to each such act, or any similar state law requirements.

(m)   Company has delivered or made available to Parent true, correct and complete copies of: (i) all documents creating or evidencing any Company Employee Plan; (ii) all reports, forms and other documents required to be filed with any governmental entity or furnished to employees, former employees or beneficiaries (including, without limitation, summary plan descriptions, Forms 5500 and summary annual reports for all plans subject to ERISA, but excluding individual account statements and tax forms) for the preceding three (3) years; (iii) all IRS determination, opinion, notification and advisory letters and rulings relating to any Company Employee Plan; (iv) all applications and correspondence to or from the IRS, Department of Labor or any other governmental agency with respect to any Company Employee Plan; and (v) all material written agreements and contracts relating to each Company Employee Plan or its related trust including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts.   There are no negotiations, demands or proposals which are pending or have been made which concern matters now covered, or that would be covered, by the type of agreements required to be listed in Schedule 2.14(a).

(n)   All expenses and liabilities relating to all of the Company Employee Plans have been, and will on the Closing Date be fully and properly accrued on Company's books and records and disclosed in accordance with generally accepted accounting principles and in Company Employee Plan financial statements.

2.15   Certain Agreements Affected by the Merger. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, agent or employee of Company or any other third party, (b) materially increase any benefits otherwise payable by Company or (c) result in the acceleration of the time of payment or vesting of any such benefits except as required under Code Section 411(d)(3).

2.16   Employee Matters.

(a)   Schedule 2.16(a) of Company Disclosure Schedule contains a list of all employees of Company (including any employee on a leave of absence or layoff status), showing for each employee their respective titles and base annualized cash compensation.

(b)   Schedule 2.16(b) of Company Disclosure Schedule contains a list of individuals who are currently performing services for Company business and are classified as "consultants" or "independent contractors," and the respective cash compensation of each such "consultant" or "independent contractor."

(c)   Company has no collective bargaining agreements, union Contracts or similar Contracts with any of its employees. There has never been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, materially affecting Company or any of its employees. There is not now pending, and to the Knowledge of Company no Person has threatened to commence, any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute, nor has any event occurred, nor does any condition or circumstance exist, that likely would directly or indirectly give rise to or provide a basis for the commencement of any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute.

(d)   Except as set forth in Schedule 2.16(d) of Company Disclosure Schedule, the employment of each of Company's employees is terminable by Company at will; no employee of Company has been granted the right to continued employment by Company or to any material compensation following termination of employment with Company; and no employee has any agreement or contract, written or verbal, regarding his employment. Company has delivered to Parent accurate and complete copies of all employee manuals and handbooks, policy statements, employment agreements and other materials relating to the employment of the current and former employees of Company.

(e)   To Company's Knowledge, no employees of Company are in violation of any term of any employment contract, patent disclosure agreement, enforceable noncompetition agreement, or any enforceable restrictive covenant to a former employer relating to the right of any such employee to be employed by Company because of the nature of the business conducted or presently proposed to be conducted by Company or to the use of trade secrets or proprietary information of others and the performance of Company's Contracts with its independent contractors, will not result in any such violation. Company has not received any notice (written or otherwise) alleging that any such violation has occurred. Since January 1, 2003, there has been no resignation or termination of any officer or key employee of Company. To the Knowledge of Company, no officer or key employee, or any group of employees, intends to terminate his, her or their employment with Company.

(f)   Company is in compliance in all material respects with all currently applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice. Company has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.

(g)   Company is not liable for any payment to any trust or other fund or to any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending claims against Company under any workers compensation plan or policy or for long term disability. There are no controversies pending or, to the Knowledge of Company, threatened, between Company and any of its employees, which controversies have or could reasonably be expected to result in a Proceeding, claim, arbitration or investigation before any Governmental Body.

2.17 <u>Interested Party Transactions</u>. Company is not indebted to any director, officer, employee or agent of Company (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such Person is indebted to Company.

2.18 <u>Insurance</u>. Company has policies of insurance and bonds of the type and in amounts customarily carried by Persons conducting businesses or owning assets similar to those of Company, which policies are listed on <u>Schedule 2.18</u>. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Company is otherwise in compliance with the terms of such policies and bonds. Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.19 <u>Compliance With Laws</u>. Company has complied with, is not in violation of, any Legal Requirements with respect to the conduct of its business, or the ownership of its assets or operation of its business, except for such violations or failures to comply as, individually or in the aggregate, could not be reasonably expected to have a Company Material Adverse Effect. Company has not received, at any time, any notice or other communication (in writing or otherwise) from any Governmental Body or any other Person regarding (i) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement by Company, or (ii) any actual, alleged, possible or potential obligation on the part of Company to undertake, or to bear all or any portion of the cost of, any cleanup or any remedial, corrective or response action of any nature.

2.20 <u>Minute Books</u>. All minute books of Company have been made available to Parent and the minute books contain a complete and accurate summary of all meetings of directors and shareholders or actions by written consent since the time of incorporation of Company through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects. There are no material actions taken by Company or its board of directors (or any committee thereof) or shareholders which are not summarized or described in the minutes of Company provided to Parent.

2.21 <u>Brokers' and Finders' Fees</u>. Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.22 <u>Voting Agreements; Irrevocable Proxies</u>. Certain officers, directors and/or affiliates of Company listed on <u>Schedule 2.22</u> (collectively the "<u>Named Shareholders</u>") have executed concurrently with the execution of this Agreement, an Affiliate Voting Agreement substantially in the form attached hereto as <u>Exhibit B</u> ("<u>Affiliate Voting Agreement</u>"), and an Irrevocable Proxy attached thereto as Attachment A ("<u>Irrevocable Proxies</u>") pursuant to which each such Company Shareholder have agreed in writing to vote for approval of the Merger.

2.23 <u>Vote Required</u>. The affirmative vote of the holders of Company Capital Stock who collectively hold (i) more than fifty percent (50%) of the outstanding Company Series D Preferred Stock and Company Series E Preferred Stock, voting together as a single class, (ii) more than fifty percent (50%) of the outstanding Company Preferred Stock; and (iii) more than fifty percent (50%) of the outstanding Company Common Stock on the record date set for the Company Shareholders Meeting is the only vote of the holders of any of Company's Capital Stock necessary to approve this Agreement and the transactions contemplated hereby.

2.24 <u>Board Approval</u>. The Board of Directors of Company has (a) approved this Agreement and the Merger, (b) determined that the Merger is in the best interests of the shareholders of Company and is on terms that are fair to such shareholders, and (c) recommended that the shareholders of Company approve this Agreement and the Merger.

2.25 <u>Inventory</u>. The inventories shown on the Company Financial Statements or thereafter acquired by Company consist of items of a quantity and quality useable or salable in the ordinary course of business. Since the Company Balance Sheet Date, Company has continued to replenish inventories in a normal and customary manner consistent with past practices. Company has not received written or oral notice that it will experience in the foreseeable future any difficulty in obtaining, in the desired quantity and quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of its products. The values at which inventories are carried reflect the inventory valuation policy of Company, which is consistent with its past practice and in accordance with GAAP applied on a consistent basis. Since the Company Balance Sheet Date, due provision was made on the books of Company in the ordinary course of business consistent with past practices to provide for all slow-moving, obsolete, or unusable inventories to their estimated useful or scrap values and such inventory reserves are adequate to provide for such slow-moving, obsolete or unusable inventory and inventory shrinkage. As of the date hereof, Company has no inventory in the distribution channel and Company has no commitments to purchase inventory.

2.26 <u>Accounts Receivable</u>. Subject to any reserves set forth in the Company Financial Statements, the accounts receivable shown on the Company Financial Statements represent, to the Knowledge of Company, bona fide claims against debtors for sales and other charges, and are not subject to discount except for normal cash and immaterial trade discounts. The amount carried for doubtful accounts and allowances disclosed in the Company Financial Statements was calculated in accordance with GAAP and, in a manner consistent with prior periods, is sufficient to provide for any losses which may be sustained on realization of the receivables.

2.27 <u>Customers and Suppliers</u>. No customer which individually accounted for more than five percent (5%) of Company's gross revenues during the twelve (12) months prior to the Execution Date, and no material supplier of Company, has cancelled or otherwise terminated or made any written threat to Company to cancel or otherwise terminate its relationship with Company, or has materially decreased its services or supplies to Company below historical levels, in the case of any such supplier, or its usage of the services or products of Company below historical levels, in the case of any such customer, and to Company's Knowledge, no such supplier or customer intends to cancel or otherwise terminate its relationship with Company or to materially decrease its services or supplies to Company or its usage of the services or products of Company below historical levels, as the case may be. Company has not knowingly breached, so as to provide a benefit to such customer or supplier that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of Company.

2.28   Material Contracts. Except for the Contracts described in Schedule 2.28 (collectively, the "Material Contracts"), Company is not a party to or bound by any material Contract, including without limitation:

(a)   any distributor, sales, advertising, agency or manufacturer's representative Contract;

(b)   any continuing Contract for the purchase of materials, supplies, equipment or services involving in the case of any such Contract more than $15,000 over the life of the Contract;

(c)   any Contract that expires or may be renewed at the option of any Person other than Company so as to expire more than one (1) year after the date of this Agreement;

(d)   any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(e)   any Contract for capital expenditures in excess of $15,000 in the aggregate;

(f)   any Contract limiting the freedom of Company to engage in any line of business or to compete with any other Person as that term is defined in the Exchange Act, as defined herein, or any confidentiality, secrecy or non-disclosure Contract;

(g)   any confidentiality, secrecy or non-disclosure Contract, which individually or in the aggregate, materially affects or could be reasonably anticipated to materially affect the business or operations of Company;

(h)   any Contract pursuant to which Company is a lessor of real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(i)   any Contract with any Person with whom Company does not deal at arm's length;

(j) any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person; or

(k) any Contract that cannot be terminated by the Company (or Parent or Surviving Corporation after the Closing) within thirty (30) days or less prior notice without a fee in excess of $5,000.

2.29 No Breach of Material Contracts. All Material Contracts are in written form. Company has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of any Material Contract. Each of the Material Contracts is in full force and effect, and there exists no default or event of default or event, occurrence, condition or act, with respect to Company or, to Company's Knowledge, with respect to the other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would become a default or event of default under any Material Contract. True, correct and complete copies of all Material Contracts (as amended) have been delivered to Parent.

2.30 Material Third Party Consents. Schedule 2.30 lists all Contracts that require a novation or consent to the Merger or change of control, as the case may be, prior to the Effective Time so that such Contracts may remain in full force and effect after the Closing (the "Contracts Requiring Novation or Consent to Change of Control") and sets forth every Contract Requiring Novation or Consent to Change of Control which, if no novation occurs or if no consent to the Merger or change of control is obtained, would have a Company Material Adverse Effect on Parent's ability to operate the business in the same manner as the business was operated by Company prior to the Effective Time.

2.31 Real Property.

(a) Company currently does not and has never owned any real property.

(b) Schedule 2.31(b) sets forth a list of all leases, licenses or similar agreements to which Company is a party, that are for the use or occupancy of real estate owned by a third party ("Leases") (copies of which have previously been furnished to Parent), in each case, setting forth the street address of each property covered thereby (the "Leased Premises"). The Leases are in full force and effect in all material respects and have not been amended except as disclosed in Schedule 2.31(b), and Company is not and, to the Knowledge of Company, no other party thereto is in default or breach under any such Lease. To the Knowledge of Company, no event has occurred that, with the passage of time or the giving of notice or both, would cause a breach of or default under any of such Leases. Company has valid leasehold interests in each of the Leased Premises, which leasehold interest is free and clear of any Encumbrances of any nature whatsoever other than Permitted Liens.

(c) With respect to the Leased Premises, (i) there are no pending or, to the Knowledge of Company, threatened condemnation proceedings, suits or administrative actions relating to any such parcel or other matters affecting adversely the current use, occupancy or value thereof, (ii) all improvements, buildings and systems on any such parcel are in good repair and safe for their current occupancy and use, (iii) there are no Contracts granting to any party or parties the right of use or occupancy of any such parcel, and there are no parties (other than Company) in possession of any such parcel, (iv) the Company has obtained all material licenses, permits, variances, approvals and authorizations required from all governmental authorities or private parties having jurisdiction over the Leased Premises for Company's use, operation and occupancy of the Leased Premises, (v) there are no outstanding options or rights of first refusal or similar rights to purchase any such parcel or any portion thereof or interest therein, (vi) all facilities located on each such parcel are supplied with utilities and other services necessary for their ownership, operation or use, currently or as currently proposed by Company, all of which services are adequate in accordance with all applicable laws, ordinances, rules and regulations, and (vii) each such parcel abuts on and has adequate direct vehicular access to a public road and there is no pending or, to the Knowledge of Company, threatened termination of such access.

2.32   Information Statement. The information relating to Company included in the Rule 506 Documents shall not, at the time the Rule 506 Information Statement is mailed to the Company Shareholders and at all times subsequent thereto (through and including the Effective Time), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or information should be discovered by Company which should be set forth in an amendment to the Rule 506 Documents, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Parent and relating to Parent which is contained in the Rule 506 Documents.

2.33   Export Control Laws. The Company has conducted its export transactions in accordance with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations. Without limiting the foregoing, the Company represents and warrants that:

(a)   The Company has obtained all export licenses and other approvals required for its exports of products, software and technologies from the United States;

(b)   The Company is in compliance with the terms of all applicable export licenses or other approvals;

(c)   There are no pending or, to the Company's Knowledge, threatened claims against Company with respect to such export licenses or other approvals;

(d)   To the Company's Knowledge there are no actions, conditions or circumstances pertaining to the Company's export transactions that may give rise to any future claims; and

(e)   No consents or approvals for the transfer of export licenses to Parent are required, or such consents and approvals can be obtained expeditiously without material cost.

2.34   Bank Accounts. Schedule 2.34 accurately sets forth, with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution:

(a)   the name and location of the institution at which such account is maintained;

(b)   the name in which such account is maintained and the account number of such account;

(c)   a description of such account and the purpose for which such account is used;

(d)   the balance in such account as of December 31, 2003 and March 8, 2004; and

(e)   the names of all individuals authorized to draw on or make withdrawals from such account.

There are no safe deposit boxes or similar arrangements maintained by or for the benefit of the Company.

2.35   No Trading. Since February 1, 2004 through and including the date hereof (excluding any shares of Parent Common Stock issued to the Company Shareholders pursuant to this Agreement), neither the Company, nor, to the Company's Knowledge, the Company Shareholders or any of their respective beneficiaries, subsidiaries or affiliates have purchased, sold (including any short sale) or otherwise traded any securities of the Parent, other than as contemplated by this Agreement.

2.36   Representations Complete. None of the representations or warranties made by the Company herein or in any Exhibit or Schedule hereto, including the Company Disclosure Schedule, or in any certificate furnished by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

3.1   Organization, Standing and Power. Parent and Merger Sub are both corporations, each duly organized, validly existing and in good standing under the laws of their respective jurisdictions of organization. Parent and Merger Sub each have the corporate power to own their respective properties and to carry on their respective businesses as now being conducted and as proposed to be conducted and are each duly qualified to do business and are in good standing in each jurisdiction in which the failure to be so qualified and in good standing would be considered a Parent Material Adverse Effect on Parent. Neither Parent nor Merger Sub is in violation of any of the provisions of its respective Certificate of Incorporation, Articles of Incorporation, Bylaws or equivalent organizational documents.

3.2 Capital Structure. The authorized capital stock of Parent consists of 5,000,000 shares of preferred stock, $.001 par value per share, of which none are issued and outstanding, and 30,000,000 shares of common stock, $0.001 par value per share, of which 23,907,012 shares were issued and outstanding as of the close of business on February 24, 2004. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and non-assessable.

3.3 Authority.

(a) Parent and Merger Sub each have all requisite corporate power and authority to enter into this Agreement and the other Transaction Agreements to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the other Transaction Agreements to which it is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent, other than the approval of the Merger by the Parent Stockholders, and Merger Sub. This Agreement and the other Transaction Agreements to which it is a party have been (or will be as of the Closing) duly executed and delivered by each of Parent and Merger Sub and constitutes (or will constitute as of the Closing) the valid and binding obligations of Parent and Merger Sub enforceable against each in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally and by general principles of equity.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Parent (other than the limitation on the amount of authorized Parent Common Stock set forth in Parent's Certificate of Incorporation) or Articles of Incorporation or Bylaws of Merger Sub, as amended, or (ii) any material mortgage, indenture, lease, Contract, Order, or Legal Requirements applicable to Parent, Merger Sub or their respective properties or assets.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body, is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for (i) the filing of the Agreement of Merger, together with the required officers' certificates, as provided in Section 1.2, (ii) the filing of a Form 8-K with the SEC, (iii) any filings as may be required under applicable Legal Requirements, (iv) such filings as may be required under HSR or other Antitrust Laws, (v) the filing with the Nasdaq Stock Market of a Notification Form for Listing of Additional Shares with respect to the shares of Parent Common Stock issuable upon conversion of the Company Common Stock in the Merger and upon exercise of the options formerly under the Company Stock Option Plan and converted into Parent Options, (vi) the filing of a registration statement on Form S-8 with the SEC, or other applicable form covering the shares of Parent Common Stock issuable pursuant to outstanding options formerly under the Company Stock Option Plan and converted into Parent Options, (vii) the filing of a registration statement on Form S-3 with the SEC, and (viii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Parent and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

3.4   SEC Documents; Financial Statements. Parent has made available to Company each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filing filed with the SEC by Parent since December 31, 2003 (collectively, the "Parent SEC Documents") and will promptly make available to Company all Parent SEC documents filed prior to the Effective Time. In addition, Parent has made available to Company all exhibits to the Parent SEC Documents filed prior to the date hereof, and will promptly make available to Company all exhibits to any additional Parent SEC Documents filed prior to the Effective Time. As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act. The financial statements of Parent, including the notes thereto, included in the Parent SEC Documents (the "Parent Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements, included in Quarterly Reports on Form 10-Qs, as permitted by Form 10-Q of the SEC). The Parent Financial Statements fairly present the consolidated financial condition and operating results of Parent as of the dates and for the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments).

3.5   Litigation. Except as set forth in the Parent SEC Documents, there is no Proceeding pending before any Governmental Body against Parent or any of its properties or officers or directors (in their capacities as such), that could reasonably be expected to have a Parent Material Adverse Effect.

3.6   Broker's and Finders' Fees. Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

ARTICLE 4

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1   Conduct of Business of Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Company agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by Parent), to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted. Company further agrees to pay all debts and Taxes when due, subject (a) to good faith disputes over such debts or Taxes and (b) to Parent's consent to the filing of material Tax Returns (which consent shall not be unreasonably withheld or delayed), to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Company agrees to promptly notify Parent of any event or occurrence not in the ordinary course of its business, and of any event which could have a Company Material Adverse Effect.

4.2   Restriction on Conduct of Business of Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as set forth in Schedule 4.2 to the Company Disclosure Schedule or as expressly contemplated by this Agreement, Company shall not do, cause or permit any of the following, without the prior written consent of Parent:

(a)   Charter Documents. Cause or permit any amendments to its Articles of Incorporation, Bylaws or other charter documents, except for any such amendments necessitated by the terms of the transactions contemplated by this Agreement;

(b)   Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock; or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it;

(c)   Stock Option Plans. Accelerate, amend or change the period of exercisability or vesting of Company Options or other rights granted under the Company Stock Option Plan or authorize cash payments in exchange for any Company Options or other rights granted under any plan;

(d)   Material Contracts. Enter into any Material Contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its Material Contracts; provided however, that Company shall not enter into any new Contract or commitment for the purchase of products or supplies in an amount in excess of $10,000, in any one case, or $25,000 in the aggregate; provided further that Company shall not, under any currently existing Contract or commitment for the purchase of products or supplies, purchase or commit to purchase products or supplies in an amount in excess of $25,000 in the aggregate; and, provided, further, that Company shall not enter into any Contract or commitment (i) which grants any third party exclusive rights, (ii) which provides any third party with equity, as compensation or otherwise, or (iii) with any third party which could reasonably be deemed to be a competitor of Parent;

(e)   <u>Issuance of Securities</u>. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Stock Options, Company Warrants or other rights therefor outstanding as of the date of this Agreement or (ii) the issuance of Company Options to new employees in connection with such employment and in amounts consistent with past practices;

(f)   <u>Intellectual Property</u>. Transfer to any Person any rights to Company Intellectual Property other than in the ordinary course of business consistent with past practice; provided that Company will promptly disclose any such transfer to Parent;

(g)   <u>Exclusive Rights</u>. Enter into or amend any Contracts pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology;

(h)   <u>Dispositions</u>. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business, taken as a whole except for sales of products in the ordinary course and consistent with past practices;

(i)   <u>Indebtedness</u>. Incur any indebtedness for borrowed money under existing credit lines or otherwise or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, except ordinary trade payables incurred in the ordinary course and consistent with past practices;

(j)   <u>Leases</u>. Enter into any operating lease;

(k)   <u>Payment of Obligations</u>. Pay, discharge or satisfy in an amount in excess of $5,000 in any one case or $10,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements;

(l)   <u>Capital Expenditures</u>. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice and in an amount which does not exceed $5,000 in the aggregate;

(m)   Insurance. Materially reduce the amount of any insurance coverage provided by existing insurance policies;

(n)   Termination or Waiver. Terminate or waive any right of substantial value;

(o)   Employee Benefit Plans; New Hires; Pay Increases. Except as otherwise contemplated by this Agreement, (i) adopt or amend any Company Employee Benefit Plan, Company Stock Option Plan or other such plan, except as required under ERISA or except as necessary to maintain the qualified status of such plan under the Code, (ii) hire any new director level or officer level employee, or increase the annual level of compensation of any director, officer or employee, or (iii) grant any bonuses, benefits or other forms of direct or indirect compensation to any employee, officer, director or consultant except in the ordinary course of business and in amounts consistent with past practices;

(p)   Severance Arrangements. Grant any severance or termination pay (i) to any director or officer or (ii) to any other employee except payments made pursuant to written agreements outstanding on the date hereof;

(q)   Lawsuits. Commence a Proceeding other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Parent prior to the filing of such a suit, or (iii) for a breach of this Agreement;

(r)   Acquisitions. Engage in any Acquisition Transaction;

(s)   Taxes. Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(t)   Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or

(u)   Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (t) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

4.3   No Solicitation. Company and its subsidiaries and the officers, directors, employees or other agents of Company and its subsidiaries will not, directly or indirectly, (a) take any action to solicit, initiate or encourage any Takeover Proposal or (b) engage in negotiations with, or disclose any nonpublic information relating to Company or any of it subsidiaries to, or afford access to the properties, books or records of Company or any of its subsidiaries to, any person that has advised Company that it may be considering making, or that has made, a Takeover Proposal. Company shall not, and shall not permit any of its officers, directors, employees or other representatives to agree to or endorse any Takeover Proposal. Company will promptly notify Parent after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for nonpublic information relating to Company or any of its subsidiaries or for access to the properties, books or records of Company or any of its subsidiaries by any person that has advised Company that it may be considering making, or that has made, a Takeover Proposal and will keep Parent fully informed of the status and details of any such Takeover Proposal notice, request or any correspondence or communications related thereto and shall provide Parent with a true and complete copy of such Takeover Proposal notice or request or correspondence or communications related thereto, if it is in writing, or a written summary thereof, if it is not in writing.

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1   <u>Registration Exemption; Blue Sky</u>. Company shall cooperate with Parent with respect to any qualification for exemption from registration under federal securities laws, or for qualification or exemption under state securities or "blue sky" laws, pursued by Parent with respect to the shares of Parent Common Stock to be issued pursuant to this Agreement. Without limiting the generality of the foregoing, the Company shall promptly: (a) provide to Parent all pertinent information concerning the Company, the Company Capital Stock and the Company Shareholders; and (b) promptly review and comment on any documents or drafts supplied by Parent.

5.2   <u>Access to Information; Disclosure Schedule Updates</u>.

(a)   Upon reasonable notice, Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time or the earlier termination of this Agreement in accordance with its terms, provided that such access does not cause disruption to the day-to-day operation of Company, to (i) all of Company's properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Company as Parent may reasonably request. Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

(b)   Subject to compliance with applicable law, from the date hereof until the Effective Time or the earlier termination of this Agreement in accordance with its terms, Company and Parent shall confer on a regular and frequent basis to report operational matters of materiality and the general status of ongoing operations of Company.

(c)   No information or knowledge obtained in any investigation after the Execution Date pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger; provided, however that Company shall promptly inform Parent of any such information or knowledge obtained in its investigation which would reasonably be likely to have a Company Material Adverse Effect. Additionally, during the period from the date hereof and prior to the Effective Time or the earlier termination of this Agreement in accordance with its terms, Company shall promptly notify Parent in writing of:

(i)   the discovery of any event, condition, fact or circumstance which causes, caused, constitutes or constituted a breach of any representation or warranty made by Company in this Agreement or any other agreement contemplated hereby to the extent that such event, condition, fact or circumstance would cause the condition in Section 6.3(a) of this Agreement not to be satisfied;

(ii)   any material breach of any covenant or obligation by Company; and

(iii)   any event, condition, fact or circumstance that may make the timely satisfaction of any of the covenants or conditions set forth in this Article 5 or Article 6 impossible or unlikely.

(d)   If any event, condition, fact or circumstances that is required to be disclosed pursuant to Section 5.2(c) requires any material change in Company's Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming Company's Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstances, then Company shall promptly deliver to Parent an update to its Disclosure Schedule specifying such change (a "Disclosure Schedule Update"). Notwithstanding anything therein to the contrary, no such update shall be deemed to supplement or amend Company's Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by such party in this Agreement, or (ii) determining whether any of the conditions set forth in Article 6 has been satisfied.

(e)   Company shall provide Parent and its accountants, counsel and other representatives reasonable access, during normal business hours during the period prior to the Effective Time, to all of Company's Tax Returns and other records and workpapers relating to Taxes, provided that such access does not cause disruption to the day-to-day operation of Company, and shall provide to Parent and its representatives the following information promptly upon the request of Parent: (i) the types of Tax Returns being filed by Company in each taxing jurisdiction, (ii) the year of the commencement of the filing of each such type of Tax Return, (iii) all closed years with respect to each such type of Tax Return filed in each jurisdiction, (iv) all material Tax elections filed in each jurisdiction by Company, (v) any deferred intercompany gain with respect to transactions to which Company has been a party, and (vi) receipts for any Taxes paid to foreign Tax authorities.

5.3   Confidentiality. The parties acknowledge that Parent and Company have previously executed a non-disclosure agreement dated April 1, 2003 (the "Confidentiality Agreement"), a copy of which is attached hereto as Exhibit C, which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

5.4   Public Disclosure. Company and Parent will consult with each other before issuing any press releases or other public statements and neither party, without the other party's prior consent, may issue press releases or otherwise make any public statements or make any other public (or non-confidential) disclosures (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby (which consent shall not be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or with the Nasdaq Stock Market.

5.5   Consents; Cooperation. Company shall use reasonable best efforts to furnish Parent, on or prior to the Closing Date, with evidence satisfactory to it of the consent or approval of those Persons whose consent or approval shall be required in connection with the Merger under the contracts of Company set forth, or required to be set forth, on Schedule 2.30.

5.6   Affiliate Voting Agreement and Proxies; Holder Representation and Lock-Up Agreement.

(a)   Company shall use its reasonable best efforts, on behalf of Parent, and pursuant to the request of Parent, to cause all Named Shareholders to execute and deliver to Parent an Affiliate Voting Agreement substantially in the form of Exhibit B and an Irrevocable Proxy (the "Affiliate Voting Agreement") substantially in the form of Attachment A attached thereto concurrently with the execution of this Agreement.

(b)   Company shall use its reasonable best efforts to deliver or cause to be delivered to Parent no later than five (5) days prior to the Closing from each Company Shareholder, and from each holder of a vested Company Option (or a Company Option which will vest on or prior to the Closing Date), an executed Holder Representation and Lock-Up Agreement (the "Holder Representation and Lock-Up Agreement") substantially in the form attached hereto as Exhibit D.

5.7   Legal Requirements. Each of Parent and Company shall take all reasonable actions necessary to comply promptly with all Legal Requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Body or other Person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

5.8   Company Options.

(a)   Company Options. At the Effective Time, the Company Stock Option Plan, and each outstanding Company Option under the Company Stock Option Plan, whether vested or unvested, will be assumed by Parent and each such Company Option will be converted into an option to purchase shares of Parent Common Stock (each a "Parent Option"), provided the holders of such Company Options have entered into an agreement and/or consent in a form reasonably acceptable to Parent. Schedule 5.8(a) hereto sets forth a true and complete list as of the date hereof of all holders of outstanding Company Options under the Company Stock Option Plan, including the number of shares of Company Capital Stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Closing Date, Company shall deliver to Parent an updated Schedule 5.8(a) hereto current as of such date. Each such Company Option so converted into a Parent Option under this Agreement shall be subject to the terms and conditions set forth in the Company Stock Option Plan and the agreement relating to such option except that (i) such option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Share Exchange Ratio and rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Parent Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such option was exercisable immediately prior to the Effective Time by the Share Exchange Ratio, rounded up to the nearest whole cent. Consistent with the terms of the Company Stock Option Plan and the documents governing the outstanding Company Options under such plan, the Merger will not terminate any of the outstanding Company Options under the Company Stock Option Plan or accelerate the exercisability or vesting of such options or the shares of Parent Common Stock which will be subject to those options upon the conversion of the Company Options in connection with the Merger. It is the intention of the parties that the assumed Company Options qualify, to the maximum extent permissible, following the Effective Time, as incentive stock options, as defined in Section 422 of the Code, to the extent the Company Options so assumed qualified as incentive stock options prior to the Effective Time.

(b)   Assignment of Repurchase Options. Any outstanding rights of Company held immediately prior to the Effective Time to repurchase unvested shares of Company Common Stock (the "Repurchase Options") shall be assigned to Parent in the Merger and shall thereafter be exercisable by Parent upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to the Repurchase Options and the purchase price per shall be adjusted to reflect the Share Exchange Ratio.

5.9   Employees

(a)   Employment Offers. Parent shall offer employment, to be effective as of the Closing Date and contingent upon the Closing to all employees of the Company by Surviving Corporation. The Company shall use reasonable best efforts to (i) encourage the Company's employees to continue their employment with the Company until Closing and thereupon to accept employment with the Surviving Corporation and (ii) assist Surviving Corporation in employing such Company employees. Subject to Section 5.10 below, nothing in this Section shall be construed to entitle any Company employee to continue his or her employment with Surviving Corporation for any period of time, nor to interfere with the rights of Parent, Surviving Corporation or the Company to discharge or discipline any Company employee, to change the terms of any Company's employment, or to amend or terminate any employee benefit plans at any time.

(b)   Employment and Noncompetition Agreements. Concurrently herewith, each of Reid Augustin and David L. Raaum shall execute and deliver to Parent an Employment Agreement in the form attached hereto as Exhibit E (the "Employment and Noncompetition Agreement"). Wei-Ti Liu (together with Reid Augustin and David L. Raaum, the "Key Shareholders") shall execute and deliver to Parent a Noncompetition and Nonsolicitation Agreement in the form attached hereto as Exhibit F (the "Noncompetition Agreement").

(c)   Director Nomination. Parent shall take such actions as required to appoint Wei-Ti Liu, who is currently President and a member of the Board of Directors of Company, to Parent's Board of Directors effective upon the Closing.

5.10   Termination of Employee Plans.

(a)   If requested by Parent, Company shall, immediately prior to the Closing Date, terminate any one or more of the Company Employee Plans.

(b)   In the event Parent requests that any of the Company Employee Plans be terminated, Company shall adopt resolutions and shall take all other actions necessary to effect the termination of any such plans, to be effective no later than the Closing Date and shall provide to Parent executed resolutions by the Board of Directors of Company authorizing the termination of any such plans.

5.11   Escrow Agreement. On or before the Effective Time, the Escrow Agent, the Shareholders' Agent (as defined in Article 8 hereto), Company and Parent will execute the Escrow Agreement contemplated by Article 8 in substantially the form attached hereto as Exhibit G ("Escrow Agreement").

5.12   Form S-8. Parent agrees to use commercially reasonable efforts to file, no later than thirty (30) days after the Closing (provided that Parent has received within five (5) days after the Closing all option documentation relating to the assumed Company Options), a registration statement on Form S-8 under the Securities Act covering the shares of Parent Common Stock issuable pursuant to assumed Company Options (or any successor or other appropriate forms) or on another appropriate form of registration statement for any such shares of Parent Common Stock which are not registrable on Form S-8 and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. Company will cooperate and assist Parent in the preparation of such registration statement(s).

5.13   Expenses. All costs and expenses incurred in connection with this Agreement, the Agreement of Merger, the other Transaction Agreements and the Transactions shall be paid by the party incurring such expense; provided, however, (a) the Company shall pay the fees and expenses of the outside accountants and auditors for the audit and preparation of the Company Financial Statements (the "Accountant Fees") (b) if the Merger is consummated, the Company shall not incur more than $100,000 ("Legal Fee Cap") in legal fees and expenses related to the Transactions (the "Legal Fees"). Any Legal Fees incurred by Company in excess of the Legal

Fee Cap or any transaction fees accruing or payable following Closing that were not included in the Accounting Statement and the calculation of the Closing Date Net Assets shall be the obligation of the Company Shareholders. Company shall present to Parent at the Closing a certificate ("Legal Fee Certificate"), duly executed by the President of Company setting forth the final amount of all legal fees and expenses incurred by the Company in connection with this Agreement, the Agreement of Merger, the other Transaction Agreements and the Transactions. After the Closing, if Company or Surviving Corporation receives any invoices for (i) the amount of the Legal Fees in excess of the Legal Fee Cap (which were not set forth in the Legal Fee Certificate), (ii) and Accountant Fees, or (iii) any fees or expenses , payable to third parties, relating to services performed in connection with the Transactions that are accrued by the Company prior to Closing, either the Parent or it may, with Parent's written approval, pay such fees; provided, however, that the amount of any such payment (whether paid by Surviving Corporation, Company or Parent) shall constitute "Parent Damages" recoverable from the Escrow Fund pursuant to the Escrow Agreement.

       5.14   <u>Treatment as Reorganization</u>. Prior to the Effective Time, each party shall use its best efforts to cause the Merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and will not take any action that could cause the Merger not to so qualify. Each party shall not take any action after the Effective Time that could cause the Merger not to qualify as a reorganization under Section 368(a) of the Code; provided, that it is specifically acknowledged and agreed that Parent may cause the Surviving Corporation to be merged with and into Parent or with and into an entity disregarded for federal income tax purposes that is wholly-owned by Parent.   Following the Merger, Parent will comply with the record-keeping and information filing requirements of Section 1.368-3 of the Treasury Regulations with respect to the Merger.

       5.15   <u>Best Efforts and Further Assurances</u>. Each of the parties to this Agreement shall use its reasonable best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

       5.16   <u>Takeover Statutes</u>. If any Takeover Statute shall become applicable to the transaction contemplated hereby, Company and the members of the Board of Directors of Company shall grant such approvals and take such actions as are necessary so that the Merger and the transactions contemplated hereby may be commenced as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation in the transaction contemplated hereby, except, in each such case, to the extent required in the exercise of the fiduciary duties of the Board of Directors of Company under applicable law as advised by independent counsel.

       5.17   <u>Notices</u>. Company shall give all notices and other information required to be given to the employees of Company, any collective bargaining unit representing any group of employees of Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, the Internal Revenue Code, the Consolidated Omnibus Budget

Reconciliation Act, and other applicable law in connection with the transactions provided for in this Agreement.

5.18   Waivers of Rights of First Refusal. Company shall cause any Company Shareholders or other parties with rights of first refusal, preemptive rights, rights of first offer, co-sale rights, or other similar rights with respect to the Company Capital Stock, to waive such rights prior to the Closing.

5.19   Listing of Additional Shares. Parent shall, prior to the Effective Time, cause all shares of Parent Common Stock to be issued pursuant to the terms of this Agreement to be approved for listing on the Nasdaq National Market.

5.20   Further Assurances. Parent, Merger Sub and Company shall use commercially reasonable best efforts to effectuate the Transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby

5.21   FIRPTA Certificate. Company shall, prior to the Closing Date, provide Parent with a properly executed FIRPTA Notification Letter, substantially in the form of Exhibit H attached hereto, which states that shares of capital stock of Company do not constitute "United States real property interests" under Section 897(c) of the Code, for purposes of satisfying Parent's obligations under Treasury Regulation Section 1.1445-2(c)(3). In addition, simultaneously with delivery of such Notification Letter, Company shall have provided to Parent, as agent for Company, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and substantially in the form of Exhibit I attached hereto, along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of Company upon the Closing of the Merger.

5.22   Resignation of Directors and Officers. The directors and officers of Company in office immediately prior to the Effective Time shall have resigned as directors and officers, as applicable, of Company effective as of the Effective Time.

5.23   Issuance of Restricted Securities; Shareholders' Consent.

(a)   The Company shall take all action necessary in accordance with the CGCL and its Articles of Incorporation and Bylaws to call, give notice of, convene and hold a meeting of the Company's Shareholders (the "Company Shareholders Meeting") or, if requested by Parent, to secure the written consent of its Company Shareholders as soon as possible but no later than forty-five (45) days following the date of this agreement. The Company shall consult with Parent regarding the date of the Company Shareholders Meeting and shall not postpone or adjourn (other than for the absence of a quorum) the Company Shareholders Meeting without the consent of Parent. The Company shall use its reasonable best efforts to solicit from the Company Shareholders proxies or consents in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of Shareholders required to effect the Merger.

(b)   The Parent, in consultation with the Company, will prepare an Information Statement in compliance with the requirements under the CGCL and Rule 506 under the Securities Act (the "Rule 506 Information Statement"), which shall also include an offering circular prepared by Parent, which shall comply as to form and substance in all material respects with the applicable provisions of the Securities Act, the Blue Sky Laws and all rules and regulations promulgated thereunder (the "Offering Circular," and, collectively with the Rule 506 Information Statement, the "Rule 506 Documents") to be used in connection with obtaining the approval by the Company Shareholders of this Agreement. The Company shall not distribute the Rule 506 Documents without Parent's approval; provided, that Parent shall in no way be responsible for any of the content of the Rule 506 Documents except for the Offering Circular and content in the Rule 506 Information Statement as it pertains to and is supplied by Parent. Each of the Company and Parent shall ensure that the Rule 506 Documents do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading with respect to the Company or Parent, as the case may be. For these purposes, the Company may, in consultation with Parent, amend or supplement the Rule 506 Documents, to the extent necessary, to incorporate all information and disclosures required by Rule 506 promulgated under the Securities Act. Whenever either of Company or Parent, as the case may be, obtains any knowledge of any event that should be set forth in an amendment or a supplement to the Rule 506 Documents or Parent disclosure documents, the Company or Parent, as the case may be, will promptly inform Parent or the Company, as the case may be, and will cooperate in mailing to the Company Shareholders as requested by Parent such amendment or supplement.

(c)   Company, acting through its Board of Directors, shall, in accordance with its fiduciary duties and all applicable legal requirements and Company's charter and bylaws:

(i)   cause the Rule 506 Information Statement, the Offering Circular, and any other disclosure documents deemed appropriate by Parent to be mailed to the Company Shareholders promptly upon completion thereof and duly call, give notice of, convene and hold as soon as practicable a meeting (or, if requested by Parent, solicit an action by written consent in lieu thereof) of such Company Shareholders for the purpose of voting to approve and adopt this Agreement to the extent required in accordance with legal requirements, and use its best efforts to obtain such Company Shareholder approval;

(A)   recommend approval and adoption of this Agreement and the other transaction agreements to which Company is a party by the Company Shareholders and include in the Rule 506 Information Statement such recommendation, and take all lawful action to solicit such approval.

(d)   Parent may at its discretion request Company to pursue either a Company Shareholders Meeting or a solicitation of written consents, and Parent' requesting of either such method shall not preclude a request for the other. The timing and procedures of such meeting (or consent solicitation) shall be subject to the reasonable approval of Parent and, shall be completed as promptly as practicable.

5.24   Registration Rights Agreement. Parent and each Company Shareholder shall execute and deliver a Registration Rights and Investment Representations Agreement in the form of Exhibit J attached hereto ("Registration Rights Agreement").

5.25   Transfer Restrictions; No Trading. Each share of Parent Common Stock issued at the Closing to any Company Shareholder shall be subject to the transfer restrictions described, and all other provisions set forth, in the form of the Holder Representation and Lock-Up Agreement as if all such restrictions and provisions were set forth in full in the body of this Agreement, whether or not the Company Shareholder executes and delivers the Holder Representation and Lock-Up Agreement.

5.26   Spreadsheet. The Company shall deliver a spreadsheet, (the "Exchange Ratio Spreadsheet") substantially in the form attached hereto as Schedule 5.26, which spreadsheet shall be certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing and which shall separately list, as of the Closing, all Company Shareholders and their respective addresses, the number of shares of Company Stock held by such persons (including whether such shares are Company Common Stock or Company Preferred Stock) and the respective certificate numbers, the date of acquisition of such shares, the number of shares of Parent Common Stock to be issued to each holder, the number of shares, if any, to be paid by the Company Shareholder in settlement of outstanding Company Shareholder loans, the number of shares of Parent Common Stock to be deposited into the Escrow Fund on behalf of each holder, and such other information relevant thereto or which the Exchange Agent may reasonably request. The Company shall deliver to Parent the Spreadsheet three (3) business days prior to the Closing Date.

ARTICLE 6

CONDITIONS TO THE MERGER

6.1   Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

(a)   Shareholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the Company Shareholders and the Parent Stockholders. The Parent Stockholders shall have approved an amendment to the Parent's Certificate of Incorporation increasing the amount of authorized Parent Common Stock to an amount sufficient for the issuance of Parent Common Stock pursuant to this Agreement.

(b)   No Injunctions or Restraints; Illegality. No Order issued by any Governmental Body or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any Proceeding brought by any Governmental Body seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other Order shall have been issued, each party agrees to use its reasonable efforts to have such injunction or other Order lifted.

(c)   Governmental Approval. Parent and Company shall have timely obtained from each Governmental Body all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, including such approvals, waivers and consents as may be required under the Securities Act, under state blue sky laws, and under HSR.

(d)   Escrow Agreement. Parent, Company, Escrow Agent and the Shareholders' Agent (as defined in Article 8 hereto) shall have entered into an Escrow Agreement substantially in the form attached hereto as Exhibit G.

6.2   Additional Conditions to Obligations of Company. The obligations of Company to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Company:

(a)   Representations, Warranties and Covenants. Except as disclosed in the Parent Disclosure Schedule dated the date of this Agreement, Parent shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent as of the Effective Time.

(b)   Certificate of Parent. Company shall have been provided with a certificate executed on behalf of Parent by an authorized officer to the effect set forth in Section 6.2(a).

(c)   Registration Rights Agreement. Parent shall have executed and delivered to the Shareholders the Registration Rights Agreement.

(d)   Opinion. Company shall have received a legal opinion from Morrison & Foerster LLP, Parent's legal counsel, dated the Closing Date, in substantially the form of Exhibit K.

(e)   No Material Adverse Changes. There shall not have occurred any Parent Material Adverse Effect, nor any event, occurrence or circumstance that could reasonably result in a Parent Material Adverse Effect

6.3   Additional Conditions to the Obligations of Parent. The obligations of Parent to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Parent:

(a)   Representations, Warranties and Covenants. Except as disclosed in the Company Disclosure Schedule dated the date of this Agreement, the Company shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.

(b)   Certificates of Company. Parent shall have been provided with (i) a certificate executed on behalf of Company by its President to the effect set forth in Section 6.3(a) and (ii) the Legal Fee Certificate.

(c)   Third Party Consents and Waivers and Terminations. Parent shall have been furnished with evidence satisfactory to it of (i) the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under the Contracts of Company set forth, or required to be set forth, on Schedule 2.30 hereto and (ii) the waiver of rights under and the termination of agreements pursuant to Section 5.18 hereof.

(d)   Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Parent's conduct or operation of the business of Company, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Body, seeking the foregoing be pending.

(e)   Opinion. Parent shall have received a legal opinion from Staskus Venture Law, Company's legal counsel, dated the Closing Date, in substantially the form of Exhibit L.

(f)   Tax Opinion.   Parent shall have received a written opinion of Morrison & Foerster LLP, Parent's legal counsel, dated on or about the Closing Date to the effect that on the basis of facts, representations, and assumptions set forth in such opinion which are consistent with the state of facts existing on the Closing Date, the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code and that each of Parent and Merger Sub will be treated as a "party to the reorganization" within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn. The parties to this Agreement agree to make such reasonable representations as requested by Morrison & Foerster LLP for the purpose of rendering such opinion.

(g)   [Intentionally Omitted].

(h)   No Material Adverse Changes. There shall not have occurred any Company Material Adverse Effect, nor any event, occurrence or circumstance that could reasonably result in a Company Material Adverse Effect.

(i)   Issuance of Parent Common Stock. Prior to the issuance of the Parent Common Stock in the Merger:

(i)   Parent Stockholders holding not less than 50% of the Parent Common Stock have approved the Merger, the issuance of the Parent Common Stock in the Merger, and an amendment to the Parent's Certificate of Incorporation increasing the amount of authorized Parent Common Stock to an amount sufficient for the issuance of Parent Common Stock pursuant to this Agreement.

(ii)   Company Shareholders holding not less than 90% of the Company Capital Stock shall have executed and delivered to Parent a Registration Rights Agreement;

(iii)   The Rule 506 Documents shall have been sent to the Company Shareholders in accordance with Section 5.23(a) via mail, courier service, facsimile, electronic mail or in person; and

(iv)   Parent shall reasonably be satisfied that there are no more than 35 Company Shareholders who are not "accredited investors," and that each Company Shareholder who is not an "accredited investor" shall, either alone or through appropriate representation by a "purchaser representative" (as such terms used in the Securities Act and the rules promulgated thereunder), have such knowledge and experience in financial and business matters that such Company Shareholder is capable of evaluating the merits and risks of the prospective investment in the Parent Common Stock; provided that the execution and delivery of the Registration Rights Agreement with no exceptions to the representations and warranties and a customary investor questionnaire, with reasonably acceptable answers thereon, shall be deemed to satisfy this condition; but provided further, that notwithstanding the above, in the event Parent has a reasonable belief that any relevant representation or the questionnaire is materially untrue or contains a material misstatement of fact, Parent may demand additional reasonable evidence from such Company Shareholder as to such Company Shareholder's investor status.

(j)   Certificates of Good Standing. Company shall, prior to the Closing Date, provide Parent a certificate from the Secretary of State of California and from the Secretary of State of each other state in which Company is qualified to do business as a foreign corporation as to Company's good standing and payment of all applicable taxes in each such state.

(k)   Dissenters. The holders of no more than five percent (5%) of the outstanding shares of Company Capital Stock shall have elected to, or otherwise be entitled to, exercise their rights to dissent from the Merger.

(l)   Holder Representation and Lock-Up Agreements. Company Shareholders holding not less than 90% of the Company Capital Stock shall have delivered a Holder Representation and Lock-Up Agreement, as provided in Section 5.25 hereof and all other documents required to be delivered thereunder, including, without limitation, evidence, reasonably satisfactory to Parent that (i) each Company Shareholder who is not an individual shall have the authority and power to execute each Transaction Agreement to which it is or is to become a party and the individual executing Transaction Agreements has the authority to do so on the Company Shareholder's behalf; provided that the execution and delivery of a Certificate of Trust by a Company Shareholder which is a trust, and an Incumbency Certificate by a Company Shareholder which is a corporate entity or partnership (in the forms attached as exhibits to the Holder Representation and Lock-Up Agreements) shall be deemed to satisfy this condition; but provided further, that notwithstanding the above, in the event Parent has a reasonable belief that such certificate is materially untrue or contains a material misstatement of fact, Parent may demand additional reasonable evidence from such Company Shareholder as to such authority; and (ii) any lienholder over shares of Company Capital Stock shall have agreed to be subject to the transfer restrictions set forth in Section 5.25 hereof or Company Shareholder shall have discharged any such lien.

(m) Exchange Ratio Spreadsheet. Parent shall have received the Exchange Ratio Spreadsheet in a form reasonably acceptable to Parent.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the Company Shareholders, this Agreement may be terminated:

(a) by mutual consent duly authorized by each party's Board of Directors in accordance with this Agreement;

(b) by either Parent or Company, if the Closing shall not have occurred on or before September 1, 2004 (provided, a later date may be agreed upon in writing by the parties hereto, and provided further that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

(c) by Parent, if (i) Company shall materially breach any obligation or agreement hereunder and such breach shall not have been cured within fifteen (15) days of receipt by Company of written notice of such breach provided that the right to terminate this Agreement by Parent under this Section 7.1(c) shall not be available to Parent where Parent is at that time in breach of this Agreement, (ii) the Board of Directors of Company shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Parent or recommended, endorsed, accepted or agreed to a Takeover Proposal or shall have resolved to do any of the foregoing, (iii) Company or any of its officers, directors or other agents shall have failed to comply with Section 4.3, or (iv) for any reason Company fails to call and hold the Company Shareholders Meeting as required by Section 5.23 hereof;

(d) by Company, if (i) Parent shall materially breach any obligation or agreement hereunder and such breach shall not have been cured within fifteen (15) days following receipt by Parent of written notice of such breach, provided that the right to terminate this Agreement by Company under this Section 7.1(d) shall not be available to Company where Company is at that time in breach of this Agreement or (ii) the Board of Directors of the Parent shall have withdrawn or modified its recommendation that its stockholders approve, as required, the Merger, the issuance of shares of Parent Common Stock pursuant to the Merger and/or the amendment to the Parent's Certificate of Incorporation, increasing the amount of authorized Parent Common Stock; or

(e)   by Parent or Company if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable or (ii) if any required approval of the Company Shareholders shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held Company Shareholders Meeting or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(e)(ii) shall not be available to Company where the failure to obtain Company Shareholder approval shall have been caused by the action or failure to act of Company and such action or failure to act constitutes a breach by Company of this Agreement).

7.2   Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or Company or their respective officers, directors, stockholders, shareholders or affiliates, except to the extent that such termination results from the breach by a party hereto of any of its covenants set forth in this Agreement; provided that the provisions of Section 5.3 (Confidentiality), Section 5.13 (Expenses), this Section 7.2 and Article 9 shall remain in full force and effect and survive any termination of this Agreement.

7.3   Amendment. The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of the Agreement by the Company Shareholders shall not (a) alter or change the amount or kind of consideration to be received on conversion of the Company Capital Stock, (b) alter or change any term of the Certificate of Incorporation of the Surviving Corporation to be effected by the Merger, or (c) alter or change any of the terms and conditions of the Agreement, if such alteration or change would materially adversely affect the holders of Company Capital Stock.

7.4   Extension; Waiver. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 8

ESCROW AND INDEMNIFICATION

8.1   Indemnification.

(a)   Subject to the limitations set forth in this Article 8, the Company Shareholders shall indemnify and hold harmless Parent and its officers, directors, agents and employees, and each Person, if any, who controls or may control Parent within the meaning of the Securities Act (hereinafter referred to individually as a "Parent Indemnified Person" and collectively as "Parent Indemnified Persons") from and against any and all Damages (collectively, "Parent Damages") arising out of (i) any misrepresentation or breach of or default in connection with any of the representations, warranties, covenants and agreements given or made by Company in this Agreement, the Company Disclosure Schedules or any exhibit or schedule to this Agreement; (ii) any Dissenting Share Payments; (iii) any Parent's Shortfall as calculated by Section 1.7 above, (iv) any Legal Fees in excess of the Legal Fee Cap that has not otherwise been subtracted from the Total Value of Share Consideration pursuant to Section 1.7(a), (v) any Accountant Fees, or (vi) any fees or expenses , payable to third parties, relating to services performed in connection with the Transactions that are accrued by the Company prior to Closing. Subject to Section 8.1(b), the Escrow Fund shall be the sole and exclusive security for this indemnity obligation of the Company Shareholders.

(b)   Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit the liability (i) of Company for any breach of any covenant if the Merger does not close, or (ii) of any Company Shareholder (or holder of Company Options or Company Warrants) in connection with any breach by such Person of such Person's Affiliate Voting Agreement or the Holder Representation and Lock-Up Agreement. Additionally, notwithstanding anything herein to the contrary, the limitations of the Company Shareholders provided in this Article 8 shall not apply in the event of a claim based upon fraud or willful or criminal misconduct.

8.2   Limits on Indemnification. Notwithstanding the foregoing, the Company Shareholders shall have no liability under Section 8.1(a) and Parent may not receive any shares from the Escrow Fund unless and until an Officer's Certificate or Certificates for an aggregate amount of Parent Damages in excess of $50,000 (the "Damage Threshold") has been delivered to the Shareholders' Agent and to the Escrow Agent; provided, however, that after an Officer's Certificate or Certificates for an aggregate of $50,000 in Parent Damages has been delivered, Parent shall be entitled to receive Escrow Shares equal in value to the full amount of Parent Damages identified in such Officer's Certificate or Certificates; provided, further that the indemnification obligations of the Company Shareholders set forth in Section 8.1(a)(ii), (iii), (iv), (v) and (vi) above shall be deducted from the Escrow Fund without regard to the Damage Threshold in this Section 8.2.

8.3   Escrow Fund. As soon as practicable after the Effective Time, the Escrow Shares shall be registered in the name of, and the Escrow Shares shall be deposited with the Escrow Agent; such deposit to constitute the "Escrow Fund" and to be governed by the terms set forth herein and in the Escrow Agreement attached hereto as Exhibit G. The Escrow Fund shall be the sole and exclusive remedy available to compensate Parent pursuant to the indemnification obligations of the Company Shareholders.

8.4   Payment for Parent Damages. Upon Parent's delivery of an Officer's Certificate identifying Parent Damages to the Escrow Agent, as provided in Section 8.6 below, and the determination that such amount is payable pursuant to this Article 8, Parent shall receive shares from the Escrow Fund equal in value to the full amount of Parent Damages; provided, however, that in no event shall Parent receive more than the number of shares of Parent Common Stock originally placed in the Escrow Fund. For purposes of determining the amount of Parent

Damages pursuant to this Section 8.4, representations, warranties or covenants shall be interpreted without giving effect to any limitations or qualifications as to "materiality," such that such limitations or qualifications shall not affect the dollar amount measure of any Parent Damages.

8.5   Escrow Period. The Escrow Period shall terminate for all matters on the one (1) year anniversary of the Effective Time; provided, that a portion of the Escrow Shares, which is necessary to satisfy any unsatisfied claims specified in any Officer's Certificate theretofore delivered to the Escrow Agent prior to the termination of the Escrow Period with respect to facts and circumstances existing prior to the expiration of the Escrow Period, shall remain in the Escrow Fund until such claims have been resolved.

8.6   Claims upon Escrow Fund.

(a)   Upon receipt by the Escrow Agent on or before the last day of the Escrow Period of a certificate signed by any officer of Parent (an "Officer's Certificate") stating, that Parent Damages exist and specifying in reasonable detail the individual items of such Parent Damages included in the amount so stated, the date each such item was paid, or properly accrued or arose, the nature of the misrepresentation, breach of warranty or claim to which such item is related, the Escrow Agent shall, subject to the provisions of Section 8.7 and 8.8 below, deliver to Parent out of the Escrow Fund, as promptly as practicable, Parent Common Stock held in the Escrow Fund having a value equal to such Parent Damages.

(b)   For the purpose of compensating Parent for its Parent Damages pursuant to this Agreement, the Parent Common Stock in the Escrow Fund shall be valued at the price per share equal to the average of the closing prices for a share of Parent Common Stock as quoted on the Nasdaq Stock Market for the ten (10) trading days immediately preceding and ending on the trading day that is one (1) trading day prior to the date the claim is resolved (the "Escrow Stock Price").

(c)   If the value to be distributed to Parent with respect to each Company Shareholder is not evenly divisible by the Escrow Stock Price, the number of Escrow Shares to be delivered to Parent will be rounded down to the next highest number of shares. The fractional interests remaining will be aggregated with future claims against the Escrow Fund, and will be delivered to Parent when any fractional shares in the aggregate are equal to a whole number of shares. Upon the release of the Escrow Fund, Parent shall monetize any remaining fractional interests in exchange for a pro rata payment of the Escrow Stock Price, to be paid as provided with respect to fractional shares in the manner set for in Section 1.6.

8.7   Objections to Claims. At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such Officer's Certificate shall be delivered to the Shareholders' Agent (defined in Section 8.9 below) and for a period of forty-five (45) days after such delivery to the Escrow Agent of such Officer's Certificate, the Escrow Agent shall make no delivery of Parent Common Stock or other property pursuant to Section 8.6 hereof unless the Escrow Agent shall have received written authorization from the Shareholders' Agent to make such delivery. After the expiration of such forty-five (45) day period, the Escrow Agent shall make delivery of the Parent Common Stock in the Escrow Fund in accordance with Section 8.6 hereof, provided that no such payment or delivery may be made if the Shareholders' Agent shall object in a written statement to the claim made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent and to Parent prior to the expiration of such forty-five (45) day period.

8.8   Resolution of Conflicts; Arbitration.

(a)   In case the Shareholders' Agent shall so object in writing to any claim or claims by Parent made in any Officer's Certificate, Parent shall have forty-five (45) days after receipt by the Escrow Agent of an objection by the Shareholders' Agent to respond in a written statement to the objection of the Shareholders' Agent. If after such forty-five (45) day period there remains a dispute as to any claims, the Shareholders' Agent and a representative of Parent shall attempt in good faith for sixty (60) days to agree upon the rights of the respective parties with respect to each of such claims. If the Shareholders' Agent and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the Parent Common Stock or other property from the Escrow Fund in accordance with the terms thereof.

(b)   If no such agreement can be reached after good faith negotiation, either Parent or the Shareholders' Agent may, by written notice to the other, demand arbitration of the matter pursuant to Section 9.9 hereto, unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration. In the event the arbitrators appointed hereunder have not rendered a decision with forty-five (45) days after the conclusion of hearings, either party may have the matter determined by equitable proceedings or an action for declaratory relief in any court of competent jurisdiction. Notwithstanding anything to the contrary contained herein, the arbitrators shall apply and follow all applicable Legal Requirements in making his or her decision. The decision of the arbitrators as to the validity and amount of any claim in such Officer's Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything in Section 8.7 hereof, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith.

(c)   Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. For purposes of this Section 8.8(c), in any arbitration hereunder in which any claim or the amount thereof stated in the Officer's Certificate is at issue, Parent shall be deemed to be the "Non-Prevailing Party," unless the arbitrators award Parent more than one-half (1/2) of the amount in dispute, plus any amounts not in dispute; otherwise, the Company Shareholders for whom shares of Company Common Stock otherwise issuable to them have been deposited in the Escrow Fund shall be deemed to be the "Non-Prevailing Party." The Non-Prevailing Party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative fee of Judicial Arbitration and Mediation Services, Inc. ("JAMS") and the expenses, including without limitation, attorneys' fees and costs, reasonably incurred by the other party to the arbitration. If the Company Shareholders are deemed to be the Non-Prevailing Party, such expenses and fees shall be paid first from the Escrow Fund, without regard to the Damage Threshold (as defined in Section 8.2 hereof), and second, by Parent.

8.9   Shareholders' Agent.

(a)   Wei-Ti Liu shall be constituted and appointed as agent ("Shareholders' Agent") for and on behalf of the Company Shareholders to give and receive notices and communications, to authorize delivery to Parent of the Parent Common Stock or other property from the Escrow Fund in satisfaction of claims by Parent, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholders' Agent for the accomplishment of the foregoing. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than ten (10) days' prior written notice to Parent. No bond shall be required of the Shareholders' Agent, and the Shareholders' Agent shall receive no compensation for his services. Notices or communications to or from the Shareholders' Agent shall constitute notice to or from each of the Company Shareholders.

(b)   The Shareholders' Agent shall not be liable for any act done or omitted hereunder as Shareholders' Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Company Shareholders shall severally indemnify the Shareholders' Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Shareholders' Agent and arising out of or in connection with the acceptance or administration of his duties hereunder.

(c)   The Shareholders' Agent shall have reasonable access to information about Company and the reasonable assistance of Company's officers and employees for purposes of performing its duties and exercising its rights hereunder, provided that the Shareholders' Agent shall treat confidentially and not disclose any nonpublic information from or about Company to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

(d)   Wei-Ti Liu hereby agrees to act as the Shareholders' Agent pursuant to the terms hereof.

8.10   Actions of the Shareholders' Agent. A decision, act, consent or instruction of the Shareholders' Agent shall constitute a decision of all Company Shareholders for whom shares of Parent Common Stock otherwise issuable to them are deposited in the Escrow Fund and shall be final, binding and conclusive upon each such Company Shareholder, and the Escrow Agent and Parent may rely upon any decision, act, consent or instruction of the Shareholders' Agent as being the decision, act, consent or instruction of each and every such Company Shareholder. To the extent that either the Escrow Agent or Parent acts in accordance with a decision, act, consent or instruction of the Shareholders' Agent, Escrow Agent and Parent are hereby relieved from any liability with respect to such act, to any Person, including the Company Shareholders.

8.11   Third–Party Claims. In the event Parent becomes aware of a third–party claim which Parent believes may result in a demand against the Escrow Fund, Parent shall promptly notify the Shareholders' Agent of such claim, and the Shareholders' Agent and the Company Shareholders for whom shares of Parent Common Stock otherwise issuable to them are deposited in the Escrow Fund shall be entitled, at their expense, to participate in any defense of such claim. Parent shall have the right, in its sole discretion, to settle any such claim; provided, however, that Parent may not effect the settlement of any such claim without the consent of the Shareholders' Agent, which consent shall not be unreasonably withheld. In the event that the Shareholders' Agent has consented to any such settlement, the Shareholders' Agent shall have no power or authority to object under Section 8.7 or any other provision of this Article 8 to the amount of any claim by Parent against the Escrow Fund for indemnity with respect to such settlement.

8.12   Voting Rights and Cash Distributions With Respect to Escrow Shares. The Company Shareholders shall retain full voting power over all Escrow Shares. Any cash dividends, dividends payable in securities or other distributions of any kind (but excluding any shares of Parent capital stock received upon a stock split or stock dividend), shall be promptly distributed by the Escrow Agent to the beneficial holder of the Escrow Shares to which such distribution relates, by check mailed via first class mail, to the Company Shareholders at their addresses, and in the percentage interests set forth in the Escrow Agreement. Any shares of Parent Common Stock received by the Escrow Agent upon a stock split made in respect of any securities in the Escrow Fund shall be added to the Escrow Fund and become a part thereof. The provisions of Article 8 shall be adjusted to appropriately reflect any stock split or reverse stock split.

ARTICLE 9

GENERAL PROVISIONS

9.1   Non-Survival at Effective Time. The representations and warranties set forth in Article 2 will survive until the first anniversary of the Closing. The representations and warranties set forth in Article 3 will survive until the Effective Time. The agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article 1, Section 5.3 (Confidentiality), 5.6 (Affiliate Voting Agreement and Proxies; Holder Representation and Lock-Up Agreement), 5.10 (Termination of Employee Plans), 5.12 (Form S-8), 5.13 (Expenses) 5.20 (Further Assurances), 5.25 (Transfer Restrictions), 7.4 (Amendment), Article 8 and this Article 9 shall survive the Effective Time and the Closing.

9.2   Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)   if to Parent, to:

PLX Technology, Inc.

870 Maude Avenue
Sunnyvale, CA 94085
Attention: Michael J. Salameh
Facsimile No.: (408) 328-3598
Telephone No.: (408) 774-9060

with a copy to:

Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304-1018
Attention: Stephen J. Schrader, Esq.
Facsimile No.: (650) 494-0792
Telephone No.: (650) 813-5642

(b)   if to Company, or to the Shareholders' Agent:

Wei-Ti Liu
c/o Mark Tanoury
3175 Hanover Street
Palo Alto, CA 94304-1130
Facsimile No.: (650) 849-7400
Telephone No.: (650) 843-5000

with copies to:

Staskus Venture Law
50 Airport Parkway
San Jose, CA 95110
Attn: Kim Staskus
Facsimile No.: (408) 274-5115
Telephone No.: (408) 487-3226

9.3   <u>Interpretation</u>. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the Execution Date. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.4   <u>Counterparts; Facsimile Delivery</u>. This Agreement may be executed in one or more counterparts and delivered by facsimile, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.5   Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Company Disclosure Schedule and the Parent Disclosure Schedule, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms, (b) are not intended to confer upon any other Person any rights or remedies hereunder, except as set forth in Sections 1.6, 1.7, 1.8, 1.9, 5.8, 5.9, and 5.10 and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

9.6   Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7   Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.8   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of California without reference to such state's principles of conflicts of law, except with respect to the Merger and its effects which shall be governed by the laws of California.

9.9   Dispute Resolution.

(a)   Other than as set forth elsewhere in this Agreement, any dispute, controversy or claim between the parties relating to, or arising out of or in connection with, this Agreement (or any subsequent agreements or amendments thereto), including as to its existence, enforceability, validity, interpretation, performance, breach or damages, including claims in tort, whether arising before or after the termination of this Agreement, shall be settled only by binding arbitration pursuant to the administered by and in accordance with the then-existing JAMS Arbitration Rules and Procedures (the "Rules"), subject to the following:

(i)   The arbitration shall take place in Sunnyvale, California.

(ii)   There shall be three (3) arbitrators, who shall be selected under the normal procedures prescribed in the Rules, except that one such arbitrator shall be a certified public accountant and one (1) such arbitrator (who shall chair the arbitration panel) shall be a member of the American Board of Trial Advocates or the American College of Trial Lawyers.

(iii)   Subject to legal privileges, each party shall be entitled to discovery in accordance with the Federal Rules of Civil Procedure.

(iv)   At the arbitration hearing, each party may make written and oral presentations to the arbitrator, present testimony and written evidence and examine witnesses.

(v)   The arbitrators' decision shall be in writing, shall be binding and final and may be entered and enforced in any court of competent jurisdiction.

(vi)   No party shall be eligible to receive, and the arbitrators shall not have the authority to award, exemplary or punitive damages.

(vii)   Each party to the arbitration shall pay one-half of the fees and expenses of the arbitrators and JAMS.

(viii)   The arbitrators shall not have the power to amend this Agreement.

(b)   Notwithstanding the foregoing, the parties agree that the dispute resolution provisions of this Section 9.9 shall not apply to the following agreements, each of which shall be subject to the dispute resolution procedures, if any, set forth in each such agreement: Affiliate Voting Agreement, Confidentiality Agreement, Holder Representation and Lock-Up Agreement, and Registration Rights Agreement.

9.10   <u>Rules of Construction</u>. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub, Company, and Shareholders' Agent have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

PARENT:

PLX Technology, Inc.

By: /s/ Michael J. Salameh
Name: Michael J. Salameh
Title: President

COMPANY:

NetChip Technology, Inc.

By: /s/ Wei-Ti Liu
Name: Wei-Ti Liu
Title: President

MERGER SUB:

NC Acquisition Sub, Inc.

By: /s/ Michael J. Salameh
Name: Michael J. Salameh
Title: President

SHAREHOLDERS' AGENT

Wei-Ti Liu

 /s/ Wei-Ti Liu

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]

For the purposes of this Agreement (including this Appendix 1):

"<u>Accountant Fees</u>" shall have the meaning specified in Section 5.13.

"<u>Accounting Statement</u>" shall have the meaning specified in Section 1.7(a).

"<u>Acquisition Transaction</u>" shall mean any transaction (other than the transactions contemplated by this Agreement) involving: (a) the sale or other disposition of all or any portion of Company's business or assets (other than in the ordinary course of business); (b) the issuance, sale or other disposition, by Company or any shareholder of Company, of (i) any capital stock of Company (beneficially or of record), (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any Company Capital Stock of Company, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any Company Capital Stock; (c) any acquisition, merger, consolidation, business combination, share exchange or similar transaction, or any other acquisition involving Company; or (d) any dissolution of Company.

"<u>Affiliate Voting Agreement</u>" shall have the meaning specified in Section 2.22.

"<u>Agreement</u>" shall mean the Agreement and Plan of Reorganization to which this Appendix 1 is attached (including the Company Disclosure Schedule and all other Schedules and Exhibits thereto), as may be amended by the parties from time to time.

"<u>Agreement of Merger</u>" shall have the meaning specified in Section 1.2.

"<u>Antitrust Laws</u>" shall mean the HSR, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Legal Requirements or Orders that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

"<u>Baseline Net Assets</u>" shall mean $1,870,699. (Calculated as the sum of (i) the remainder, as of December 31, 2003, of the Company's current assets less its current liabilities, plus (ii) the sum of any payments of bonuses or other payments not made in the ordinary course of business to officers or other individuals during the quarter ending December 31, 2003).

"<u>Business Sale</u>" shall have the meaning specified in Section 1.8(b).

"<u>Certificates</u>" shall have the meaning specified in Section 1.9(c)(i).

"<u>CGCL</u>" shall mean the California General Corporations Law, as amended.

"<u>Change-in-Control of Parent</u>" shall mean (a) the acquisition of Parent by another entity or any transaction or series of related transactions in which the Parent's stockholders of record as constituted immediately prior to such transaction or series of related transactions will, immediately after such transaction or series of related transactions (by virtue of securities issued in such transaction or series of related transactions) fail to hold at least 50% of the voting power of the resulting or surviving corporation following such transaction or series of related transactions; or (b) a sale of all or substantially all of the assets of Parent.

"Closing" shall have the meaning specified in Section 1.2.

"Closing Date" shall have the meaning specified in Section 1.2.

"Closing Date Net Assets" shall have the meaning specified in 1.7(a).

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Company" shall mean NetChip Technology, Inc., a California corporation.

"Company Balance Sheet" shall have the meaning specified in Section 2.4.

"Company Balance Sheet Date" shall have the meaning specified in Section 2.5.

"Company Capital Stock" shall mean all outstanding shares of Company Common Stock, Company Preferred Stock and all outstanding shares of any other capital stock of Company.

"Company Common Stock" shall mean shares of the common stock of Company, no par value.

"Company Disclosure Schedule" shall have the meaning specified in the preamble to Article 2.

"Company Employee Plans" shall have the meaning specified in Section 2.14(a).

"Company Financial Statements" shall have the meaning specified in Section 2.4.

"Company Material Adverse Effect" shall mean any change, event or effect that is materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of Company and its subsidiaries, taken as a whole or any material adverse effect on Company's ability to comply with or perform any covenant or obligation under this Agreement and the other Transaction Agreements, or have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions generally affecting the industries as a whole in which Company participates, the U.S. economy as a whole or the foreign economies as a whole in any locations where Company has material operations or sales; or (b) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to the public announcement of, pendency or consummation of the transactions contemplated hereby or compliance with the terms of, or the taking of any action required by, this Agreement.

"Company Options" shall mean all issued and outstanding options (including commitments to grant options, but excluding Company Warrants) to purchase or otherwise acquire Company Stock (whether or not vested) held by any person or entity.

"Company Preferred Stock" shall mean the shares of the Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock, Company Series D Preferred Stock and Company Series E Preferred Stock.

"Company Products" shall mean (a) the products that the Company currently manufactures, markets, sells or licenses as of the Closing Date, (b) such other products that are currently in development as of the Closing Date, and (c) subsequent versions (including any upgrades or updates) of the products covered by the foregoing clauses (a) and (c).

"Company Series A Preferred Stock" shall mean the shares of the Series A preferred stock of the Company, no par value.

"Company Series B Preferred Stock" shall mean the shares of the Series B preferred stock of the Company, no par value.

"Company Series C Preferred Stock" shall mean the shares of the Series C preferred stock of the Company, no par value.

"Company Series D Preferred Stock" shall mean the shares of the Series D preferred stock of the Company, no par value.

"Company Series E Preferred Stock" shall mean the shares of the Series E preferred stock of the Company, no par value.

"Company Shareholder" shall mean all holders or owners (beneficial or otherwise) of Company Capital Stock as of the Closing Date.

"Company Shareholder Meeting" shall have the meaning specified in Section 5.23(a).

"Company Stock Option Plan" shall have the meaning specified in Section 1.6(c).

"Company Warrants" shall mean any issued and outstanding warrants to purchase Company Stock that are not exercised or cancelled prior to the Effective Time.

"Confidential Information" shall have the meaning specified in Section 2.11(g)

"Confidentiality Agreement" shall have the meaning specified in Section 5.3.

"Contract" shall mean, with respect to any Person, any written, oral, implied or other agreement, contract, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance, obligation, promise or undertaking of any nature to which such Person is a party or by which its properties or assets maybe bound or affected or under which it or its business, properties or assets receive benefits.

"Contracts Requiring Novation or Consent to Change of Control" shall have the meaning specified in Section 2.30.

"Damage Threshold" shall have the meaning specified in Section 8.2.

"Damages" shall mean the amount of any loss, damage, injury, decline in value, Liability, claim, fee (including any legal fee, expert fee, accounting fee or advisory fee), demand, settlement, judgment, award, fine, penalty, Tax, charge, cost (including any cost of investigation) or expense of any nature whatsoever. Damages related to a breach of the representations relating to Company Financial Statements (other than with respect to nonrecurring penalties or fines that are liabilities of Company) or a failure to receive accounts receivables shall take into account the revenue reflected by that receivable as it was taken into account by Buyer in valuing Company.

"Disclosure Schedule Update" shall have the meaning specified in Section 5.2(d).

"Dissenting Share Payments" shall have the meaning specified in Section 1.6(f).

"Dissenting Shareholder" shall have the meaning specified in Section 1.6(f).

"Dissenting Shares" shall have the meaning specified in Section 1.6(f).

"Earn-Out Payment" shall have the meaning specified in Section 1.8(a).

"Earn-Out Payment Disagreement Notice" shall have the meaning specified in Section 1.8(d).

"Earn-Out Period" shall have the meaning specified in Section 1.8(a).

"Earn-Out Report" shall have the meaning specified in Section 1.8(c).

"Earn-Out Share Exchange Ratio" shall mean a number equal to the quotient obtained by dividing (i) the Earn-Out Shares by (ii) the Total Outstanding Common Stock.

"Earn-Out Shares" shall have the meaning specified in Section 1.8(c).

"Earn-Out Stock Price" shall mean the average of the closing prices for a share of Parent Common Stock as quoted on the Nasdaq Stock Market for the ten (10) trading days immediately preceding and ending on the trading day that is one (1) trading day prior to the one year anniversary of the Closing Date; provided, however, that if such average reported closing price is less than $7.00, then the Earn-Out Stock Price shall be $7.00.

"Effective Time" shall have the meaning specified in Section 1.2.

"Employee Benefit Plan" shall have the meaning specified in Section 3(3) of ERISA.

"Employment and Noncompetition Agreement" shall have the meaning specified in Section 5.9(b).

"Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, licensee, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

"Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

"Environmental and Safety Laws" shall mean any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other persons, including the public.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"Escrow Agent" shall mean US Bank Trust, National Association (or another institution selected by Parent with the reasonable consent of Company) and its successors and assigns.

"Escrow Agreement" shall have the meaning specified in Section 5.11.

"Escrow Shares" shall have the meaning specified in Section 1.9(c)(iii).

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Exchange Agent" shall have the meaning specified in Section 1.9(a).

"Exchange Ratio Spreadsheet" shall have the meaning specified in Section 5.26.

"Execution Date" shall have the meaning specified in the first paragraph of the Agreement.

"Facilities" shall mean all buildings and improvements on the Property.

"First Earn-Out Tranche" shall have the meaning specified in Section 1.8.

"GAAP" shall mean United States generally accepted accounting principals, consistently applied.

"Governmental Authorization" shall mean any: permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization that is issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or right under any Contract with any Governmental Body.

"Governmental Body" shall mean any: nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; federal, state, local, municipal, foreign or other government; governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); multinational organization or body; or individual, Entity or body exercising, or entitled to exercise, any executive, legislative, Judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

"Hazardous Materials" shall be broadly construed to mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, those substances, materials and wastes defined in or regulated under any Environmental and Safety Laws.

"Holder Representation and Lock-Up Agreement" shall have the meaning specified in Section 5.6(b).

"HSR" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Intellectual Property" shall mean any U.S. or foreign patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, domain name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered and whether or not relating to a published work), copyright registration application, maskwork, maskwork registration application, trade secret, know how, rights in data or databases, invention, or other proprietary right, all licenses, sublicenses and agreements related to the foregoing, and any other intellectual property right or intangible asset.

"Irrevocable Proxies" shall have the meaning specified in Section 2.22.

"JAMS" shall have the meaning specified in Section 8.8(c).

"Key Shareholders" shall have the meaning specified in Section 5.9(b).

"Knowledge" An individual shall be deemed to have "Knowledge" of a particular fact or other matter if:

(a)   such individual is actually aware of such fact or other matter; or

(b)   a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.

A corporation shall be deemed to have "Knowledge" of a particular fact or matter only if a director, officer or key employee of such corporation has or had Knowledge of such fact or matter.

"Leased Premises" shall have the meaning specified in Section 2.31(b).

"Leases" shall have the meaning specified in Section 2.31(b).

"Legal Fee Cap" shall have the meaning specified in Section 5.13.

"Legal Fees" shall have the meaning specified in Section 5.13.

"Legal Fee Certificate" shall have the meaning specified in Section 5.13.

"Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, Order, requirement, specification, determination, decision, opinion or interpretation that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body or any arbitrator or arbitration panel.

"Liability" shall mean any debt, obligation, duty or liability of any nature including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability, regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

"Liquidation Preference" shall mean a number equal to the sum of (i) the product of the Series A Preferred Share Liquidation Preference multiplied by the aggregate number of shares of Company Series A Preferred Stock outstanding immediately prior to the Effective Time, (ii) the product of the Series B Preferred Share Liquidation Preference multiplied by the aggregate number of shares of Company Series B Preferred Stock outstanding immediately prior to the Effective Time, (iii) the product of the Series C Preferred Share Liquidation Preference multiplied by the aggregate number of shares of Company Series C Preferred Stock outstanding immediately prior to the Effective Time, (iv) the product of the Series D Preferred Share Liquidation Preference multiplied by the aggregate number of shares of Company Series D Preferred Stock outstanding immediately prior to the Effective Time, and (v) the product of the Series E Preferred Share Liquidation Preference multiplied by the aggregate number of shares of Company Series E Preferred Stock outstanding immediately prior to the Effective Time.

"Material" (with respect to any Person) shall mean any event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, prospects, operations or results of operations of such Person which could reasonably be deemed to be material to such Person either taken alone or in combination with other such events, changes, conditions or effects.

"Material Contracts" shall have the meaning specified in Section 2.28.

"Member of the Controlled Group" shall mean each trade or business, whether or not incorporated, that would be treated as a single employer with Company under Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code.

"Merger" shall have the meaning specified in Recital A.

"Merger Sub" shall mean NC Acquisition Sub, Inc., a newly formed California corporation and wholly-owned subsidiary of Parent.

"Multiemployer Plan" shall mean a plan described in Section 3(37) of ERISA.

"Named Shareholders" shall have the meaning specified in Section 2.22.

"Noncompetition Agreement" shall have the meaning specified in Section 5.9(b).

"Offering Circular" shall have the meaning specified in Section 5.23(b).

"Officer's Certificate" shall have the meaning specified in Section 8.6.

"Order" shall mean any: (a) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award that is issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel; or (b) Contract with any Governmental Body that is entered into in connection with any Proceeding.

"ordinary course of business" shall mean, with respect to any reference in the Agreement to a Person conducting its business or other affairs or taking any action, that such conduct or action taken by or on behalf of such Person shall not be deemed to have been taken in the "ordinary course of business" unless such action is such action is recurring in nature, consistent (in amount and otherwise) with the Person's past practices and taken in the Person's normal day to day operations; and such action is not required to be authorized by the Person's securityholders, the Person's board of directors or any committee of the Person's board of directors and does not require any other separate or special authorization of any nature.

"Parent" shall mean PLX Technology, Inc., a Delaware corporation.

"Parent Common Stock" shall mean shares of the common stock of Parent, par value $0.001 per share.

"Parent Damages" shall have the meaning specified in Section 8.1(a).

"Parent Financial Statements" shall have the meaning specified in Section 3.4.

"Parent Indemnified Person" and "Parent Indemnified Persons" shall have the meanings specified in Section 8.1(a).

"Parent Material Adverse Effect" shall mean any change, event or effect that is materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of Parent and its subsidiaries, taken as a whole or any material adverse effect on Parent's ability to comply with or perform any covenant or obligation under this Agreement and the other Transaction Agreements, or have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect: (a) any change in the market price or trading volume of Parent's stock after the date hereof; (b) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions generally affecting the industries as a whole in which Parent participates, the U.S. economy as a whole or the foreign economies as a whole in any locations where Parent has material operations or sales; or (c) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to the public announcement of, pendency or consummation of the transactions contemplated hereby or compliance with the terms of, or the taking of any action required by, this Agreement.

"Parent Option" shall have the meaning specified in Section 5.8(a).

"Parent SEC Documents" shall have the meaning specified in Section 3.4.

"Parent Stockholders" shall mean the holders of the outstanding Parent Common Stock.

"Parent Stock Option Plan" shall mean the Parent's 1999 Stock Incentive Plan.

"Parent Stock Price" shall mean $9.78.

"Pension Plan" shall mean an employee benefit plan, fund, program, contract or arrangement that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA.

"Permitted Liens" shall mean a lien for current taxes and assessments not delinquent and minor Encumbrances that have arisen in the ordinary course of business that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company.

"Person" shall mean any individual, Entity or Governmental Body.

"Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or any arbitrator or arbitration panel.

"Property" shall mean all real property leased or owned by Company currently, including the Leased Premises.

"Registration Rights Agreement" shall have the meaning specified in Section 5.24.

"Repurchase Options" shall have the meaning specified in Section 5.8(b).

"Restricted Stock" shall have the meaning specified in Section 1.6(a)(vii).

"Rule 506 Documents" shall have the meaning specified in Section 5.23(b).

"Rule 506 Information Statement" shall have the meaning specified in Section 5.23(b).

"Rules" shall have the meaning specified in Section 9.9(a).

"Second Earn-Out Tranche" shall have the meaning specified in Section 1.8.

"SEC" shall mean the Securities and Exchange Commission.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Series A Preferred Share Exchange Ratio" shall mean a number equal to the quotient obtained by dividing the Series A Preferred Share Liquidation Preference by the Parent Stock Price.

"Series A Preferred Share Liquidation Preference" shall mean the liquidation preference of the Company Series A Preferred Stock as set forth in the Company's Articles of Incorporation immediately prior to the Effective Time.

"Series B Preferred Share Exchange Ratio" shall mean a number equal to the quotient obtained by dividing the Series B Preferred Share Liquidation Preference by the Parent Stock Price.

"Series B Preferred Share Liquidation Preference" shall mean the liquidation preference of the Company Series B Preferred Stock as set forth in the Company's Articles of Incorporation immediately prior to the Effective Time.

"Series C Preferred Share Exchange Ratio" shall mean a number equal to the quotient obtained by dividing the Series C Preferred Share Liquidation Preference by the Parent Stock Price.

"Series C Preferred Share Liquidation Preference" shall mean the liquidation preference of the Company Series C Preferred Stock as set forth in the Company's Articles of Incorporation immediately prior to the Effective Time.

"Series D Preferred Share Exchange Ratio" shall mean a number equal to the quotient obtained by dividing the Series D Preferred Share Liquidation Preference by the Parent Stock Price.

"Series D Preferred Share Liquidation Preference" shall mean the liquidation preference of the Company Series D Preferred Stock as set forth in the Company's Articles of Incorporation immediately prior to the Effective Time.

"Series E Preferred Share Exchange Ratio" shall mean a number equal to the quotient obtained by dividing the Series E Preferred Share Liquidation Preference by the Parent Stock Price.

"Series E Preferred Share Liquidation Preference" shall mean the liquidation preference of the Company Series E Preferred Stock as set forth in the Company's Articles of Incorporation immediately prior to the Effective Time.

"Share Exchange Ratio" shall mean a number equal to the quotient obtained by dividing (i) the quotient obtained by dividing (x) the remainder of (A) Total Value of Share Consideration less (B) Liquidation Preference by (y) the Parent Stock Price by (ii) Total Outstanding Common Stock on a Fully Diluted Basis.

"Shareholders' Agent" shall have the meaning specified in Section 8.9.

"Surviving Corporation" shall have the meaning specified in Section 1.1.

"Surviving Corporation Gross Profit Margin" shall have the meaning specified in Section 1.8(a).

"Takeover Proposal" means any offer or proposal for, or any indication of interest in (whether written or oral), a merger or other business combination involving Company or any of its subsidiaries or the acquisition of any significant equity interest (10%) in, or a significant portion of the assets (10% or more on a consolidated basis) of, Company or any of its subsidiaries, other than the transactions contemplated by this Agreement.

"Takeover Statute" shall mean any "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute under the CGCL or otherwise applicable to Company.

"Tax" (and, with correlative meaning, "Taxes" and "Taxable") shall mean any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty, addition to tax or interest), (a) imposed, assessed or collected by or under the authority of any Governmental Body, or (b) payable pursuant to (i) any tax sharing agreement or similar Contract, (ii) Treasury Regulation Section 1.1502-6 or any similar or corresponding provision of applicable state or foreign law, or (iii) as a transferee or successor of any person.

"Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information that is, has been or may in the future be filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

"Third Party Intellectual Property Rights" shall have the meaning specified in Section 2.11(b).

"Total Outstanding Common Stock" shall mean the aggregate number of shares of Company Common Stock outstanding immediately prior to Effective Time.

"Total Outstanding Common Stock on a Fully Diluted Basis" shall mean the aggregate number of shares of Company Common Stock outstanding immediately prior to Effective Time, assuming exercise or conversion of all Company Options.

"Total Value of Share Consideration" shall mean $20,000,000, as adjusted pursuant to Section 1.7.

"Transaction Agreements" shall mean (a) the Agreement, (b) the Affiliate Voting Agreements, (c) the Agreement of Merger, (d) the Registration Rights Agreement, (e) the Holder Representation and Lock-Up Agreements and (f) the Escrow Agreement.

"Transactions" shall mean (a) the execution and delivery of each party's respective Transaction Agreements, and (b) all of the transactions contemplated by the respective Transaction Agreements, including the Merger and the performance by Company and Parent and the other parties to the Transaction Agreements of their respective obligations under the Transaction Agreements.